ASSET PURCHASE AGREEMENT

dated as of

FEBRUARY 18, 2009

by and among

ZILOG, INC.,

ZILOG INDIA ELECTRONICS PVT LTD,

MAXIM INTEGRATED PRODUCTS, INC.,

UEI CAYMAN INC.,

UNIVERSAL ELECTRONICS INC.

and

UEI ELECTRONICS PRIVATE LIMITED

TABLE OF CONTENTS

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

ARTICLE V

COVENANTS OF SELLER AND PURCHASERS

ARTICLE VI

EMPLOYEE COVENANTS

ARTICLE VII

COVENANTS OF PURCHASERs AND SELLER

ARTICLE VIII

INDEMNIFICATION

ARTICLE IX

MISCELLANEOUS

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this "**Agreement**"), dated as of February 18, 2009, by and among Maxim Integrated Products, Inc., a Delaware corporation ("**Purchaser 1**"), Universal Electronics Inc., a Delaware corporation ("**Purchaser 2 Parent**"), UEI Cayman Inc., a company organized under the Laws of the Cayman Islands ("**Cayman Islands Entity**"), UEI Electronics Private Limited, a company organized under the Laws of the India ("**India Entity**" and together with the Cayman Islands Entity, "**Purchaser 2**" and together with Purchaser 1 and Cayman Islands Entity, "**Purchasers**" and each of Purchaser 1, the Cayman Islands Entity and the India Entity, a "**Purchaser**"), ZiLOG, Inc., a Delaware corporation ("**Seller**") and ZiLOG India Electronics Pvt Ltd a company organized under the laws of India (the "**Indian Subsidiary**").

WHEREAS, Seller and its Subsidiaries are engaged in the Sale Business;

WHEREAS, Seller and its Subsidiaries desire to sell, transfer and assign to Purchasers or their designated Affiliate or Affiliates, and Purchasers desire, together, (or to cause their designated Affiliate or Affiliates) to acquire from Seller and its Subsidiaries, all of the Transferred Assets and assume from Seller and its Subsidiaries the Assumed Liabilities (in each case as applicable), all as more specifically provided herein; and

WHEREAS, certain terms used in this Agreement are defined in Section 1.1.

NOW THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Definitions.

(a)   As used herein, the following terms have the following meanings:

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (including without limitation, with respect to Seller, the Indian Subsidiary). As used in this definition, the term "control" (including the terms "controlling," "controlled by" and "under common control with") means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Atlas Product Line**" means Seller's Zatara® products with all of the security features disabled.

"**Applicable Law**" means, with respect to any Person, any international, national, foreign, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, statute, code, Order, rule or regulation enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon such Person.

"**ARM License**" means Foundry Design License Agreement, dated as of December 18, 2003, by and between ARM Limited and Seller, including all annexes thereto.

"**Assigned Contracts**" means the P1 Assigned Contracts and the P2 Assigned Contracts.

"**Assumed Liabilities**" means the P1 Assumed Liabilities and P2 Assumed Liabilities.

"**Assumed Returns**" means the return of unsold product from a distributor on or after the six (6) month anniversary of the Closing Date of inventory shipped or delivered on or before the Closing Date, provided that such return is not related to any warranty claim.

"**Balance Sheet Date**" means September 27, 2008.

"**Bill of Sale**" means the bill of sale in a form reasonably satisfactory to Seller and the applicable Purchaser pursuant to which title to the applicable Transferred Assets will be conveyed by Seller and its Subsidiaries to such Purchaser.

"**Business Day**" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

"**Business Employees**" means all employees or officers of Seller and its Affiliates who are employed in and/or primarily provide services to the Sale Business, including without limitation all Indian Subsidiary Employees.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Contract**" means any contract, agreement, note, bond, indenture, mortgage, loan guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

"**Delaware Law**" means the General Corporation Law of the State of Delaware.

"**Documents**" means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, lists of past, present and/or prospective customers, supplier lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials related to the Sale Business and the Transferred Assets, in each case whether or not in electronic form.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended.

"**ERISA Affiliate**" of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

"**Excluded Leases**" means all leasehold interests and obligations for real property.

"**Excluded Returns and Warranties**" means (i) the return of unsold product from a distributor prior to the six (6) month anniversary of the Closing Date of inventory shipped or delivered on or before the Closing Date or (ii) any warranty or similar claims related to any Seller Products shipped or delivered on or before the Closing Date, which in each case is a return or warranty claim that is approved or required to be approved by Seller pursuant to Section 5.3 hereof.

"**GAAP**" means generally accepted accounting principles in the United States.

"**Governmental Authority**" means (i) any government or any state, department, local authority or other political subdivision thereof or (ii) any governmental body, agency, authority (including any central bank, Taxing Authority or transgovernmental or supranational entity or authority), ministry or instrumentality (including any court or tribunal) exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"**Governmental Authorizations**" means, with respect to any Person, all material licenses, permits (including construction permits), certificates, waivers, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.

"**Gratuity Act**" means the Payment of Gratuity Act, 1972, of India, including any schemes and rules framed thereunder.

"**Indebtedness**" of any Person means, without duplication, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) the liquidation value, accrued and unpaid dividends and prepayment or redemption premiums and penalties (if any), unpaid fees or expense and other monetary obligations in respect of any and all redeemable preferred stock of such Person; (vii) all obligations of the type referred to in clauses (i) through (vi) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (viii) all obligations of the type referred to in clauses (i) through (vii) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

"**Indian Subsidiary Employees**" means all employees or officers of the Indian Subsidiary.

"**Indian Subsidiary Financial Statements**" means (i) the unaudited balance sheet and statement of income of Indian Subsidiary and the footnotes thereto for the six months ended September 27, 2008, and (ii) the audited statutory balance sheet and statement of income of Indian Subsidiary and the footnotes thereto for the fiscal year ended March 31, 2008.

"**Intellectual Property Licenses**" means (i) any grant by Seller or any of its IP Affiliates to another Person of any right, permission, consent or non-assertion relating to or under any Intellectual Property Rights or Technology used in or held for use in the conduct of the Sale Business as currently conducted ("**Outbound Intellectual Property Licenses**"), and (ii) any grant by another Person to Seller or any of its IP Affiliates of any right, permission, consent or non-assertion relating to or under any Intellectual Property Rights or Technology used in or held for use in the conduct of the Sale Business as currently conducted ("**Inbound Intellectual Property Licenses**").

"**Intellectual Property Rights**" means all intellectual property rights and related priority rights, whether protected, created or arising under the laws of the United States or any other jurisdiction or under any international convention, including all (i) patents and patent applications, including all continuations, divisionals, continuations-in-part, and provisionals and patents issuing on any of the foregoing, and all reissues, reexaminations, substitutions, renewals and extensions of any of the foregoing (collectively, "**Patents**"), (ii) trademarks, service marks, trade names, trade dress, logos, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, renewals and extensions of any of the foregoing (collectively, "**Marks**"), (iii) Internet domain names, (iv) copyrights, works of authorship, including rights in databases, data collections and moral rights, and all registrations, applications, renewals, extensions and reversions of any of the foregoing (collectively, "**Copyrights**"), (v) mask works and mask sets, and all applications and registrations of any of the foregoing (collectively, "**Mask Works**") and (vi) confidential and proprietary information, trade secrets and non-public discoveries, concepts, ideas, research and development, technology, know-how, formulae, inventions, compositions, processes, techniques, technical data and information, procedures, semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, designs (including circuit designs and layouts), drawings, specifications, databases, data collections and other information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, "**Trade Secrets**").

"**Inventory**" means all inventory used, held for use or intended to be used, in each case, by Seller or any of its Subsidiaries in the Sale Business.

"**IP Affiliate**" means all Affiliates of Seller, excluding (i) Seller's directors, (ii) Riley Investment Management, LLC and any of its portfolio companies and (iii) UBS AG and any of its portfolio companies.

"**IT Systems**" means all communications systems, computer systems, servers, network equipment and other hardware used by Seller or any of its Subsidiaries.

"**Knowledge**" means, as applied to any Person, the knowledge of the officers of such Person, after due inquiry of the direct reports of such officers who are senior manager(s) in charge of the area covered by the relevant subject matter to which the statement applies. For the purposes of this definition as applied to Seller, the "officers" of Seller shall be those individuals listed on Schedule 1.1(a) hereto.

"**Liability**" means any Indebtedness, Tax, loss, damage, fines, penalties, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, matured or unmatured, determined or determinable, disputed or undisputed, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), and including all costs and expenses relating thereto (including all fees, disbursements and expenses of legal counsel, experts, engineers and consultants and costs of investigation).

"**Lien**" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, claim, infringement, interference, right of first refusal, preemptive right, community property right or other adverse claim of any kind in respect of such property or asset (but excluding licenses with respect to Intellectual Property Rights that do not secure any obligation). For purposes of this Agreement, a Person shall be deemed to own subject to a Lien, any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

"**Non-U.S. Employee Benefit Plan**" means any employee benefit plan, program or arrangement (whether written or oral, funded or unfunded) that is maintained outside of the United States by Seller or any Subsidiary on behalf of any non-U.S. employees.

"**Order**" means, with respect to any Person, any order, injunction, judgment, decree, writ, doctrine, assessment, or arbitration award or ruling enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its property.

"**Ordinary Course of Business**" means the ordinary and usual course of normal day-to-day operations of the Sale Business, as conducted by Seller and its Subsidiaries, through the date hereof consistent with past practice during the last two (2) years.

"**P1 Assigned Contracts**" means those Contracts listed on Schedule 2.1(a)(ii).

"**P2 Assigned Contracts**" means those Contracts listed on Schedule 2.1(b)(ii).

"**Permitted Liens**" means such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced: (a) Liens for Taxes, assessments, and governmental charges or levies not yet due and payable and (b) materialmen's, mechanics', carriers', workmen's and repairmen's liens and other similar Liens arising in the Ordinary Course of Business securing obligations that are (i) not overdue for a period of more than thirty (30) days, (ii) not in excess of $10,000 in the case of a single property or $50,000 in the aggregate at any time and (iii) not the result of a breach, default or violation of Seller or its Subsidiaries of any Contract or Applicable Law.

"**Person**" means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Authority.

"**Point of Sale Functionality**" means containing (a) one (1) or more hardware cryptographic engines (such as DES, AES, SHA-1, SHA-2, RSA, ECC, DSA, or ECDSA) and (b) hardware specifically designed to be capable of detecting and responding to tamper events (examples of which include, without limitation, temperature fluctuations, voltage manipulation or external triggers such as switches) without execution by the main processor.

"**Proceeding**" means any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, any court or other Governmental Authority or any arbitrator or arbitration panel.

"**Provident Funds Act**" means Employees Provident Funds and Miscellaneous Provisions Act, 1952, of India, including any schemes and rules framed thereunder.

"**Purchaser 1 License Agreement**" means the License Agreement to be entered into by Seller and Purchaser 1 in the form of Exhibit B hereto.

"**Purchaser 2 License Agreement**" means the License Agreement to be entered into by Seller and Purchaser 2 in the form of Exhibit C hereto.

"**Qualifying Assets**" means any group of assets with a value in excess of $10 million, any business unit or division or any assets, other than in the ordinary course of business of the Seller and its Subsidiaries consistent with past practice, sold to an entity listed in Schedule 1.1(c).

"**Registered IP**" means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights, registered Mask Works, pending applications for registration of Mask Works and Internet domain names owned, filed or applied for by Seller or any of its IP Affiliates and included in the Sale Business Intellectual Property.

"**Remote Control Functionality**" means functionality enabling wireless control of an electronic appliance using a database of code-sets residing on an integrated circuit.

"**Representatives**" means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

"**Restricted Business**" means, (i) with respect to Seller and its Subsidiaries owning, managing, operating, controlling or participating in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in, or otherwise competes with, the Sale Business or (ii) with respect to any purchaser or assignee of the assets of the Atlas Product Line using (including by way of a license or joint venture), modifying or altering the Atlas Product Line to engage in, or otherwise compete with, the Sale Business.

"**Sale Business**" means the product lines and businesses of Seller and its Subsidiaries containing Remote Control Functionality or Point-Of-Sale Functionality (including without limitation the business and operations of the Indian Subsidiary), but excluding (i) devices that may be adapted for use with multiple applications and embedded in any products, and (ii) Seller's proprietary Crimzon Connects home control products and technology; provided, however, that none of the foregoing products, devices or technology in (i) or (ii) above are Seller Products, part of the Atlas Product Line or shall have been designed or enabled for use primarily in remote control or point-of-sale applications.

"**Sale Business Intellectual Property**" means the Intellectual Property Rights owned by Seller or any of its IP Affiliates that are primarily used in or held for use in the conduct of the Sale Business set forth or described on Schedule 2.1(a)(iii) and Schedule 2.1(b).

"**Sale Business Technology**" means the Technology owned by Seller or any of its IP Affiliates that is primarily used or held for use in the Sale Business set forth or described on Schedule 2.1(a)(iii) and Schedule 2.1(b).

"**Sarbanes-Oxley Act**" means the Sarbanes-Oxley Act of 2002, as amended.

"**SEC**" means the Securities and Exchange Commission.

"**Seller Balance Sheet**" means the pro forma unaudited consolidated balance sheet of Sale Business as of December 27, 2008.

"**Seller Board**" means the Board of Directors of Seller.

"**Seller Bylaws**" means the bylaws of Seller.

"**Seller Certificate of Incorporation**" means the certificate of incorporation of Seller.

"**Seller Common Stock**" means the common stock, par value $0.01 per share, of Seller.

"**Seller Disclosure Schedule**" means the disclosure schedule dated as of the date hereof regarding this Agreement that has been provided by Seller to each Purchaser.

"**Seller Financial Statements**" means (i) the unaudited consolidated balance sheet and statement of income of Seller and its Subsidiaries and the footnotes thereto set forth in Seller's quarterly report on Form 10-Q for the fiscal quarter ended September 27, 2008, and (ii) the audited consolidated balance sheet and statement of income of Seller and its Subsidiaries and the footnotes thereto set forth in Seller's annual report on Form 10-K for the fiscal year ended March 31, 2008.

"**Seller Income Statement**" means the pro forma consolidated statement of income for the Sale Business for the nine (9) month period ended December 27, 2008.

"**Seller Licensed Intellectual Property**" means (i) the Intellectual Property Rights and Technology to be licensed by Seller to Purchaser 1 pursuant to the Purchaser 1 License Agreement and (ii) the Intellectual Property Rights and Technology to be licensed by Seller to Purchaser 2 pursuant to the Purchaser 2 License Agreement.

"**Seller Material Adverse Effect**" means a material adverse effect on (i) the business, assets, properties, condition (financial or otherwise), results of operations or prospects of the Sale Business, taken as a whole or (ii) the ability of Seller or its Subsidiaries to consummate the transactions contemplated by this Agreement or perform their obligations under this Agreement or the Seller Documents; provided that in each case, excluding any such effect that is a direct result of (A) any adverse effect (including any loss of or adverse change in the relationship of Seller and its Subsidiaries with their respective employees, customers, distributors, licensors, partners, suppliers or similar relationship) directly related to or caused by the announcement, pendency or consummation of the transactions contemplated hereby, (B) general economic, market or political conditions (including acts of terrorism or war) that do not disproportionately affect the Sale Business, taken as a whole, (C) general conditions in the industry in which the Sale Business operates that do not disproportionately affect the Sale Business, taken as a whole, (D) any changes (after the date hereof) in GAAP or Applicable Law, (E) any failure of Seller or any of its Subsidiaries to take any action as a result of restrictions or other prohibitions pursuant to this Agreement, (F) any failure of Seller to meet internal or analysts' expectations or projections; provided, however, that the exception in this clause (F) shall not apply to the facts and circumstances underlying any such failure, (G) any change in the market price or trading volume of Seller Common Stock; provided, however, that the exception in this clause (G) shall not apply to the facts and circumstances underlying any such change or (H) the taking of any action, or failure to take action, to which each Purchaser has consented or approved in writing.

"**Seller Products**" means all products sold, offered for sale, licensed, under development, distributed or otherwise provided by or for Seller or any of its Subsidiaries to any Third Party in the conduct of the Sale Business as currently conducted, including but not limited to such products listed on Schedule 1.1(b).

"**Seller Shares**" shall mean the outstanding shares of Seller Common Stock.

"**Software**" means all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.

"**Standard Outbound Intellectual Property Licenses**" means non-exclusive Outbound Intellectual Property Licenses substantially in the form of the standard outbound forms or terms and conditions used by Seller or any of its IP Affiliates in the Ordinary Course of Business in connection with the distribution, sale or licensing of Seller Products or Seller Software, true and complete copies of which have been provided to each Purchaser prior to the date hereof.

"**STPI**" means Software Technology Park of India.

"**Subsidiary**" means, with respect to any Person, any entity of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly by such Person (including without limitation, with respect to Seller, the Indian Subsidiary) or (ii) such Person is entitled, directly or indirectly, to appoint a majority of the board of directors or managers or comparable supervisory body of such entity.

"**Technology**" means all Software, information, designs (including circuit designs and layouts), semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of any of the foregoing, in any form whether or not specifically listed herein.

"**Third Party**" means any Person or "group" as defined in Section 13(d) of the 1934 Act, other than Purchasers or any of their Affiliates or Representatives.

"**Third Party Intellectual Property and Technology**" means the Intellectual Property Rights and Technology not owned by Seller or any of its Subsidiaries that are primarily used or held for use by Seller or any of its Subsidiaries in the conduct of the Sale Business.

"**Transferred Assets**" means the P1 Transferred Assets and P2 Transferred Assets.

"**U.S. Employee Benefit Plan**" means each material "employee benefit plan" (as defined in Section 3(3) of ERISA) as of the date hereof, each material employment, severance or similar contract, plan, practice or policy providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, loans, employee assistance program, disability or sick leave benefits, workers' compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, sponsored, administered or contributed to (on a contingent basis or otherwise) by Seller or any ERISA Affiliate of Seller and covers any U.S. employees or former U.S. employees of Seller or any of its Subsidiaries, and with respect to which Seller or any of its Subsidiaries has any liability.

"**1933 Act**" means the Securities Act of 1933, as amended.

"**1934 Act**" means the Securities Exchange Act of 1934, as amended.

(b)   Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Cash Consideration	2.5(a)
Cayman Islands Entity	Preamble
Closing	2.4

Term	Section
Purchasers	Preamble
Purchasers Documents	4.2
Sale Business Service Providers	3.13(d)
Seller	Preamble
Seller Documents	3.2
Seller SEC Documents	3.5(a)
Seller Software	3.15(h)
Survival Period	8.3(a)
Target Inventory Amount	2.6(b)
Tax	3.12(f)
Tax Return	3.12(f)
Taxing Authority	3.12(f)
Third Party Claim	8.2(b)
Total Consideration	2.5(a)
Transferred Employee	6.1(a)
Transition Period	2.13(b)
Transition Services Agreement	2.7(f)

Section 1.2 Other Definitional and Interpretative Provisions. The words "hereof," "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," whether or not they are in fact followed by those words or words of like import. "Writing," "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except as otherwise indicated herein, references to any statute are to that statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to "$" and "dollars" are to the currency of the United States. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE II

CLOSING AND PURCHASE PRICE

Section 2.1 Sale and Transfer of the Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a)   Purchaser 1 shall (or shall cause its designated Affiliate or Affiliates to) purchase, acquire and accept from Seller and its Subsidiaries, and Seller shall (and shall cause its Subsidiaries to) sell, transfer, assign, convey and deliver to Purchaser 1(or its designated Affiliate or Affiliates) all of Seller's and its Subsidiaries' right, title and interest in and to all assets, properties, contractual rights, goodwill, going concern value rights and claims necessary for the operation of the Sale Business together with the services to be provided under the Transition Services Agreement (other than (A) the Excluded Assets and (B) those assets transferred to Purchaser 2 pursuant to Sections 2.1(b) and (c)), free and clear of all Liens, except for Permitted Liens, (collectively the "**P1 Transferred Assets**") including without limitation:

(i)   all Inventory;

(ii)   all rights of Seller and its Subsidiaries under the P1 Assigned Contracts, including all claims or causes of action of Seller or its Subsidiaries with respect to the P1 Assigned Contracts;

(iii)   the Sale Business Intellectual Property and the Sale Business Technology listed on Schedule 2.1(a)(iii);

(iv)   all transferable licenses, permits, orders, approvals and other authorizations by, and any applications for any of the foregoing filed with, any Governmental Authority necessary for the conduct of the Sale Business, including those set forth on Schedule 2.1(a)(iv);

(v)   except as provided in Section 2.2(h), all books and records (other than Tax records, copies of which shall be provided to Purchaser 1 as reasonably requested), relating to the Sale Business or any P1 Transferred Asset, including all Documents and, to the extent permitted by Applicable Law, employment records relating to the applicable Transferred Employees and files and other information and/or data necessary for the conduct of the Sale Business;

(vi)   all prepaid expenses, credits, deferred charges, prepaid items, advances and deposits (including customer deposits), or portions thereof, arising out of or related to any P1 Transferred Asset or the Sale Business;

(vii)   all causes of action, claims and rights against third parties that relate to any P1 Transferred Asset or the Sale Business, including the right to sue and recover for past infringements of any rights under the Sale Business Intellectual Property and all warranties and guaranties received from vendors, suppliers or manufacturers with respect to any P1 Transferred Asset or the Sale Business;

(viii)   all rights of Seller and its Subsidiaries under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with current or former Business Employees to the extent they relate to the Sale Business;

(ix)   all goodwill and other intangible assets appurtenant to the P1 Transferred Assets or the Sale Business (excluding the goodwill associated with any Marks owned by Seller or any of its Subsidiaries and not included in the Sale Business Intellectual Property, but including the goodwill associated with the Sale Business Intellectual Property and Sale Business Technology on Schedule 2.1(a)(iii)) and the right to represent to third parties that Purchaser 1 is the successor to the Sale Business (except in respect of the business and operation of the P2 Transferred Assets); and

(x)   the assets listed on Schedule 2.1(a)(x).

(b)   The India Entity shall (or shall cause its designated Affiliate or Affiliates to) purchase, acquire and accept from Seller and its Subsidiaries, and Seller shall (and shall cause its Subsidiaries to) sell, transfer, assign, convey and deliver to the India Entity (or its designated Affiliate or Affiliates) all of Seller's and its Subsidiaries' right, title and interest in and to the ZBASE database and all Sale Business Intellectual Property and Sale Business Technology (other than the Excluded Assets) set forth on Schedule 2.1(b), free and clear of all Liens except for Permitted Liens ("**P2 Transferred Assets**") including without limitation:

(i)   all transferable licenses, permits, orders, approvals and other authorizations by, and any applications for any of the foregoing filed with, any Governmental Authority used, held for use or intended to be used primarily with the P2 Transferred Assets;

(ii)   all rights of Seller and its Subsidiaries under the P2 Assigned Contracts, including all claims or causes of action of Seller or its Subsidiaries with respect to the P2 Assigned Contracts;

(iii)   except as provided in Section 2.2(h), all books and records (other than Tax records, copies of which shall be provided to Purchaser 2 as reasonably requested), primarily relating to the P2 Transferred Assets, including all Documents and, to the extent permitted by Applicable Law, employment records relating to the applicable Transferred Employees and files and other information and/or data used by Seller or its Subsidiaries primarily in, or that primarily relates to the P2 Transferred Assets;

(iv)   all causes of action, claims and rights against third parties that primarily relate to the P2 Transferred Assets, including the right to sue and recover for past infringements of any rights under the Sale Business Intellectual Property and Sale Business Technology included in the P2 Transferred Assets and all warranties and guaranties received from vendors, suppliers or manufacturers with respect primarily to the P2 Transferred Assets; provided, however, that to the extent any such action, claim or right is also applicable to the P1 Transferred Assets, Purchaser 1 shall retain such applicable portion of such action, claim or right;

(v)   all rights of Seller and its Subsidiaries under non-disclosure or confidentiality, non-compete, or non-solicitation agreements with current or former Business Employees to the extent they relate primarily to the P2 Transferred Assets; provided, however, that to the extent any such agreement is also applicable to both the P1 Transferred Assets and the P2 Transferred Assets, Purchaser 1 and Purchaser 2 shall each retain the applicable rights;

(vi)   all goodwill and other intangible assets appurtenant exclusively to the P2 Transferred Assets and the operations and conduct of the business related thereto (including the goodwill associated with the Sale Business Intellectual Property and Sale Business Technology included in the P2 Transferred Assets) and the right to represent to third parties that Purchaser 2 is the successor to the P2 Transferred Assets;

(vii)   all assets owned by the Indian Subsidiary, whether tangible or intangible, real or personal, including without limitation the assets listed on Schedule 2.1(b)(vii); and

(viii)   the assets listed on Schedule 2.1(b)(viii);

provided, however, that the Cayman Islands Entity shall purchase, acquire and accept from Seller and its Subsidiaries the ZBASE Database, any and all Sale Business Intellectual Property or Sale Business Technology included in the P2 Transferred Assets and those assets set forth in Section 2.1(b)(vi) above.

(c)   In furtherance of Sections 2.1(a) and (b), Seller shall take all actions necessary to transfer and assign all of Seller's and its Subsidiaries' right, title and interest in and to any of the Transferred Assets to the applicable Purchaser at the Closing, including the execution of instruments pursuant to Section 2.7(b).

Section 2.2   Assets Not Transferred. Notwithstanding anything herein to the contrary, the following assets are not included in the Transferred Assets and shall be retained by Seller and its Subsidiaries (the "**Excluded Assets**"):

(a)   except as otherwise provided in Section 2.1(a)(vi), all of Seller's and its Subsidiaries' (including the Indian Subsidiary) cash and cash equivalent items, including checking accounts, bank accounts, lock box numbers, certificates of deposit, time deposits, securities and the proceeds of accounts receivable, including uncashed checks in payment thereof, received or accrued by Seller prior to the Closing Date, and all equity securities of any Person owned by Seller or any of its Affiliates;

(b)   all rights of Seller under the Mutual Release;

(c)   all rights of Seller under the Excluded Leases;

(d)   proprietary or confidential business information, records and policies that in each case relate generally to Seller and are not used, held for use, intended to be used in or otherwise necessary to conduct the Sale Business, including organization manuals, Tax records and related information;

(e)   all other assets used exclusively in connection with Seller's corporate, and not operational, functions (including the corporate charter, qualifications to conduct business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books and stock transfer records and other documents relating to the organization, maintenance and existence of Seller as a corporation);

(f)   all assets, trusts or other funding mechanisms in respect of any U.S. Employee Benefit Plans and Non-U.S. Employee Benefits Plans;

(g)   all rights under the U.S. Employee Benefit Plans and Non-U.S. Employee Benefits Plans;

(h)   all of Seller's books and records, including without limitation, Tax Returns or records, and other documents primarily related to the negotiation of the sale of the Sale Business with other parties;

(i)   all insurance policies and proceeds;

(j)   all accounts receivable, or portions thereof, attributable to Seller Products shipped to distributors or customers prior to the Closing;

(k)   the ARM License;

(l)   the assets listed on Schedule 2.2(l); and

(m)   all Intellectual Property Rights and Technology owned by, or used or held for use by, Seller or any of its Subsidiaries other than the Sale Business Intellectual Property and Sale Business Technology, including without limitation the Intellectual Property Rights and Technology to be licensed to Purchaser 1 or Purchaser 2 under the Purchaser 1 License Agreement and Purchaser 2 License Agreement and Intellectual Property Licenses (other than the P1 Assigned Contracts and P2 Assigned Contracts).

Section 2.3   Assumed and Excluded Liabilities.

(a)   On the terms and subject to the conditions set forth in this Agreement, at the Closing, and subject to consummation of the Closing, Purchaser 1 shall (or shall cause its designated Affiliate or Affiliates to) assume, effective as of the Closing, the following liabilities of Seller and its Subsidiaries (collectively, the "**P1 Assumed Liabilities**"):

   (i)   all Liabilities arising out of, under or in connection with any Assumed Returns in connection with the P1 Transferred Assets; and

   (ii)   accounts payable (other than intercompany accounts payable) associated with Inventory on order by or in transit to Seller or its Subsidiaries as of the Closing (in amounts and on terms in the Ordinary Course of Business) which is received after the Closing; provided, however, that such accounts payable shall exclude any accounts payable associated with any Inventory included in the Inventory Amount in accordance with Section 2.6.

(b)   On the terms and subject to the conditions set forth in this Agreement, at the Closing, and subject to consummation of the Closing, Purchaser 2 shall (or shall cause its designated Affiliate or Affiliates to) assume, effective as of the Closing, all Liabilities of Seller and the Subsidiaries arising out of, under or in connection with Assumed Returns in connection with the P2 Transferred Assets (the "**P2 Assumed Liabilities**").

(c)   Notwithstanding anything herein to the contrary, and regardless of any disclosure to any Purchaser, no Purchaser will assume or be liable for any Excluded Liabilities. Seller shall, and shall cause its Subsidiaries to, timely perform, satisfy and discharge in accordance with their respective terms all Excluded Liabilities. "**Excluded Liabilities**" shall mean all Liabilities of Seller and its Subsidiaries arising out of, relating to or otherwise in respect of the Sale Business or the Transferred Assets on or before the Closing and all other Liabilities of Seller and its Subsidiaries, other than the Assumed Liabilities, including the following Liabilities:

   (i)   all Liabilities in respect of any products sold and/or services performed by Seller or its Subsidiaries and the operation of the Sale Business on or before the Closing Date;

   (ii)   all Liabilities arising out of, under or in connection with Excluded Returns and Warranties;

   (iii)   all Liabilities arising out of, under or in connection with Contracts that are not Assigned Contracts and, with respect to Assigned Contracts, Liabilities in respect of a breach by or default of Seller or its Subsidiary accruing under such Assigned Contracts with respect to any period on or before the Closing;

(iv)   all Liabilities arising out of, under or in connection with any Indebtedness of Seller or any of its Subsidiaries;

(v)   all Liabilities in respect of (A) any pending or threatened Proceeding against Seller or its Subsidiaries, or (B) any claim arising out of, relating to or otherwise in respect of (1) the operation of the Sale Business to the extent such Proceeding or claim relates to such operation on or prior to the Closing or (2) any Excluded Asset;

(vi)   all Liabilities arising out of, under or in connection with the Excluded Leases and Excluded Assets;

(vii)   all Liabilities arising out of, relating to or with respect to (A) the employment or performance of services, or termination of employment or services by Seller or any of its Subsidiaries or Affiliates of any individual on or before the Closing, (B) workers' compensation claims against Seller or any of its Subsidiaries that relate to the period on or before the Closing, irrespective of whether such claims are made prior to or after the Closing or (C) any U.S. Employee Benefit Plan;

(viii)   except as expressly provided in Section 2.10, (A) all Liabilities of Seller, its Subsidiaries or its Affiliates for Taxes or (B) any Liability for Taxes attributable to the ownership, conduct, operation or disposition of the Sale Business or Transferred Assets for any period (including a portion thereof) ending on or prior to the Closing;

(ix)   all Liabilities relating to the conduct or operation of the Sale Business prior to the effective time of the Closing on the Closing Date other than as set forth in Sections 2.3(a)(i), 2.3(a)(ii) and 2.3(b); and

(x)   all Liabilities relating to the conduct or operation of any business of Seller, its Subsidiaries or its Affiliates, other than the Sale Business.

Section 2.4   Closing. The closing (the "**Closing**") of the purchase and sale of the Transferred Assets and the assumption of the Assumed Liabilities shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 525 University Ave., Palo Alto, California on the date hereof (the "**Closing Date**"). The Closing shall be deemed to occur as of the close of business on the Closing Date.

Section 2.5   Consideration.

(a)   The aggregate consideration for the Transferred Assets shall be (i) an amount in cash equal to $31,234,873.29, subject to adjustment as provided in Sections 2.6, 2.9

and 2.12 (the "Cash Consideration"), and (ii) the assumption of the Assumed Liabilities (together with the Cash Consideration, the "Total Consideration").

(b)   At the Closing, Purchaser 1 shall pay $21,688,984.84 (as adjusted pursuant to Sections 2.6, 2.9 and 2.12, the "P1 Cash Consideration") to Seller, which shall be paid by wire transfer of immediately available funds into an account designated by Seller in writing not fewer than three (3) Business Days prior to the Closing Date.

(c)   At the Closing, the Cayman Islands Entity shall pay $9,501,888.45 and, within ten (10) Business Days following delivery by Seller to the India Entity of Seller's invoice for physical assets located in India, the India Entity shall pay by check an amount in India Rupees equal to $44,000.00 exchanged into Rupees based on the spot rate as of the date of such invoice (the "India Cash Consideration") (each as adjusted pursuant to Sections 2.9 and 2.12, and together the "P2 Cash Consideration") to Seller, which shall be paid by wire transfer of immediately available funds into an account designated by Seller in writing (except for payment of the India Cash Consideration, which shall be paid by check to Seller).

Section 2.6   Cash Consideration Adjustments.

(a)   The P1 Cash Consideration (and as a result the Cash Consideration) shall be decreased by an amount equal to (i) any customer payments and deposits received by Seller prior to the Closing but attributable to products or services to be provided by Purchaser 1 after the Closing (including any interest owing thereon) and (ii) any other advance payments or deposits, to the extent any of the foregoing payments or deposits are attributable to products or services to be provided after the Closing.

(b)   Seller shall be obligated to deliver to Purchaser 1 an Inventory Amount equivalent to $1,704,499.00 (the "**Target Inventory Amount**") at Closing. In the event that the actual Inventory Amount at Closing exceeds the Target Inventory Amount, the P1 Cash Consideration (and as a result the Cash Consideration) shall be increased by the amount of such excess; provided, however, that in no event shall such increase be greater than $170,449.90. In the event that the Target Inventory Amount exceeds the Inventory Amount actually delivered at the Closing, the P1 Cash Consideration (and as a result the Cash Consideration) shall be decreased by the amount of such excess. For purposes of this Agreement, the term "**Inventory Amount**" means the amount of Inventory at the Closing calculated in accordance with GAAP in a manner consistent with the Seller Balance Sheet as calculated by Seller and delivered to Purchaser in the Preliminary Report pursuant to Section 2.6(c) below.

(c)   Attached hereto as Schedule 2.6(c) is a report with respect to the Sale Business (the "**Preliminary Report**"), prepared in good faith and certified to the best knowledge of such certifying officer as to completeness and accuracy by Seller, showing in detail the preliminary determination of the adjustments referred to in Sections 2.6(a), 2.6(b) (with respect to Purchaser 1) and 2.9 (with respect to Purchaser 1 and Purchaser 2), which are calculated in accordance with such Section as of the Closing, together with any documents substantiating the determination of the adjustments to the P1 Cash Consideration or the P2 Cash Consideration (and as a result the Cash Consideration) proposed in the Preliminary Report. The adjustments shown in the Preliminary Report have been accounted for in calculating the P1 Cash Consideration (and as a result the Cash Consideration) shown in Sections 2.5(a) and 2.6(b) above.

(d)   Within ninety (90) days after the Closing Date, Purchaser 1 shall deliver to Seller a report with respect to the Sale Business (the "**P1 Final Report**"), showing in detail the final determination of any adjustments which were not calculated as of the Closing and containing any corrections to the Preliminary Report, together with documents substantiating the final calculation of the adjustments proposed in the Final Report. If Seller shall conclude that the Final Report does not accurately reflect the adjustments and prorations to be made to the P1 Cash Consideration (and as a result the Cash Consideration) in accordance with this Section 2.6, Seller shall, within thirty (30) days after its receipt of the Final Report, provide to Purchaser 1 its written statement of any discrepancies believed to exist. Purchaser 1 and Seller shall use good faith efforts to jointly resolve the discrepancies within thirty (30) days of such Purchaser's receipt of Seller's written statement of discrepancies, which resolution, if achieved, shall be binding upon all parties to this Agreement and not subject to dispute or judicial review. If Purchaser 1 and Seller cannot resolve the discrepancies to their mutual satisfaction within such 30-day period, such Purchaser and Seller shall, within the following ten (10) days, jointly designate a national independent public accounting firm to be retained to review the Final Report together with Seller's discrepancy statement and any other relevant documents. The parties agree that the foregoing independent public accounting firm shall not be one that is regularly engaged by Purchaser 1 or Seller. Such firm shall report its conclusions as to adjustments pursuant to this Section 2.6, which shall be conclusive on all parties to this Agreement and not subject to dispute or judicial review. The conclusion of such firm with respect to each discrepancy shall be within the range established for such item by the Final Report and Seller's discrepancy statement. If Purchaser 1 or Seller is determined to owe an amount to the other pursuant to this Section 2.6(d), the appropriate party shall pay such amount thereof to the other within three (3) Business Days after receipt of such determination and such payment shall be treated as an adjustment to the purchase price of the Transferred Assets. The cost of retaining such independent public accounting firm shall be borne equally by Seller and Purchaser 1.

(e)   Within ninety (90) days after the Closing Date, Purchaser 2 shall deliver to Seller a report with respect to the Sale Business (the "**P2 Final Report**"), showing in detail the final determination of any adjustments which were not calculated as of the Closing and containing any corrections to the Preliminary Report, together with documents substantiating the final calculation of the adjustments proposed in the Final Report. If Seller shall conclude that the Final Report does not accurately reflect the adjustments and prorations to be made to the P2 Cash Consideration (and as a result the Cash Consideration) in accordance with this Section 2.6, Seller shall, within thirty (30) days after its receipt of the Final Report, provide to Purchaser 2 its written statement of any discrepancies believed to exist. Purchaser 2 and Seller shall use good faith efforts to jointly resolve the discrepancies within thirty (30) days of such Purchaser's receipt of Seller's written statement of discrepancies, which resolution, if achieved, shall be binding upon all parties to this Agreement and not subject to dispute or judicial review. If Purchaser 2 and Seller cannot resolve the discrepancies to their mutual satisfaction within such 30-day period, such Purchaser and Seller shall, within the following ten (10) days, jointly designate a national independent public accounting firm to be retained to review the Final Report together with Seller's discrepancy statement and any other relevant documents. The parties agree that the foregoing independent public accounting firm shall not be one that is regularly engaged by Purchaser 2 or Seller. Such firm shall report its conclusions as to adjustments pursuant to this Section 2.6, which shall be conclusive on all parties to this Agreement and not subject to dispute or judicial review. The conclusion of such firm with respect to each discrepancy shall be within the range established for such item by the Final Report and Seller's discrepancy statement. If Purchaser 2 or Seller is determined to owe an amount to the other pursuant to this Section 2.6(d), the appropriate party shall pay such amount thereof to the other within three (3) Business Days after receipt of such determination and such payment shall be treated as an adjustment to the purchase price of the Transferred Assets. The cost of retaining such independent public accounting firm shall be borne equally by Seller and Purchaser 2.

Section 2.7   Seller's Deliveries at the Closing. At the Closing, Seller shall deliver or cause to be delivered to each Purchaser, as applicable, the following:

(a)   Bills of Sale executed by Seller (*i.e.*, one for the benefit of Purchaser 1, one for the benefit of the India Entity and one for the benefit of the Cayman Islands Entity);

(b)   such further Bills of Sale (or a Delivery Note, as applicable), endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary under Applicable Law to vest in each Purchaser all right, title and interest in, to and under the applicable Transferred Assets;

(c)   an affidavit of Seller stating, under penalties of perjury, Seller's taxpayer identification number and that Seller is not a foreign person in accordance with Section 1445(b)(2) of the Code and the Treasury Regulations promulgated thereunder;

(d)   assignment agreements, in a form reasonably acceptable to the applicable Purchaser and suitable for recordation with applicable Governmental Authorities, executed by an authorized representative of Seller that assigns or transfers, as the case may be, the relevant Sale Business Intellectual Property and Sale Business Technology to the applicable Purchaser;

(e)   a list of all due dates in Seller's and its Subsidiaries' Ordinary Course of Business for filing with any Governmental Authority any documents necessary to secure, maintain and enforce each Purchaser's respective rights in and to the Sale Business Intellectual Property, which due dates occur within ninety (90) days after the Closing Date;

(f)   to (i) each Purchaser an executed signature page to the Escrow Agreement in the form attached hereto as Exhibit A; (ii) Purchaser 1 an executed signature page to (A) the Purchaser 1 License Agreement in the form attached hereto as Exhibit B and (B) the Transition Services Agreement in the form attached hereto as Exhibit D (the "**Transition Services Agreement**") and (iii) the India Entity an executed signature page to (A) the Purchaser 2 License Agreement in the form attached hereto as Exhibit C and (B) the mutual release in the form attached hereto as Exhibit E (the "**Mutual Release**");

(g)   each Key Employee, as set forth on Schedule 2.7(g) (the "**Key Employees**") executed offer letters from the relevant Purchaser listed thereon, in the forms attached hereto as Exhibit F (as applicable);

(h)   a legal opinion from Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to Seller, a copy of which is attached as Exhibit G;

(i)   a certificate from the Corporate Secretary of Seller having attached thereto a true and complete copy of the resolutions adopted by the Seller Board authorizing the transactions contemplated and a certificate from the corporate secretary of the Indian Subsidiary having attached thereto a true and complete copy of the resolutions adopted by the Indian Subsidiary Board of Directors authorizing the transactions contemplated;

(j)   all instruments and documents necessary to release any and all (if any) Liens (except Permitted Liens) on the Transferred Assets, including appropriate UCC financing statement amendments (termination statements); and

(k)   those consents to assignment executed by Third Parties under certain Assigned Contracts as set forth on Schedule 2.7(k).

Section 2.8   Purchasers' Deliveries at the Closing. At the Closing

(a)   each Purchaser shall deliver to Seller the following:

(i)   The applicable Cash Consideration as adjusted in accordance with Section 2.6; and

(ii)   an executed undertaking and instrument of assumption, in a form reasonably satisfactory to such Purchaser and Seller, evidencing such Purchaser's assumption of the applicable Assumed Liabilities; and

(b)   Purchaser 1 shall deliver to Seller an executed signature page to (i) the Escrow Agreement in the form attached hereto as Exhibit A; (ii) the Purchaser 1 License Agreement in the form attached hereto as Exhibit B and (iii) the Transition Services Agreement in the form attached hereto as Exhibit D.

(c)   Purchaser 2 shall deliver to Seller an executed signature page to (i) the Escrow Agreement in the form attached hereto as Exhibit A; (ii) the Purchaser 2 License Agreement in the form attached hereto as Exhibit C and (iii) the mutual release in the form attached hereto as Exhibit E.

Section 2.9   Tax Apportionment.

(a)   With respect to Purchaser 1, any ad valorem, property or similar Taxes associated with the P1 Transferred Assets shall be prorated on a per diem basis through the close of business on the Closing Date. Such ad valorem, property or similar Taxes apportioned to the period (or portion thereof) ending on or prior to the close of business on the Closing Date shall be borne by Seller and such Taxes apportioned to the period (or portion thereof) beginning on or after the close of business on the Closing Date shall be borne by Purchaser 1. The Cash Consideration shall be increased or decreased as required to effectuate the resulting amount required to be borne by Seller or Purchaser 1. With respect to Taxes described in this Section 2.9(a), Seller shall timely file all Tax Returns due before the Closing Date with respect to such Taxes and Purchaser 1 shall prepare and file all Tax Returns due after the Closing Date with respect to such Taxes. If one party remits to the appropriate Taxing Authority payment for Taxes, which are subject to pro ration under this Section 2.9(a), and such payment includes the other party's share of such Taxes, such other party shall promptly reimburse the remitting party for its share of such Taxes to the extent that such Taxes are not reflected in the Cash Consideration calculation.

(b) With respect to Purchaser 2, any ad valorem, property or similar Taxes associated with the P2 Transferred Assets shall be prorated on a per diem basis through the close of business on the Closing Date. Such ad valorem, property or similar Taxes apportioned to the period (or portion thereof) ending on or prior to the close of business on the Closing Date shall be borne by Seller and such Taxes apportioned to the period (or portion thereof) beginning on or after the close of business on the Closing Date shall be borne by Purchaser 2. The Cash Consideration shall be increased or decreased as required to effectuate the resulting amount required to be borne by Seller or Purchaser 2. With respect to Taxes described in this Section 2.9(b), Seller shall timely file all Tax Returns due before the Closing Date with respect to such Taxes and Purchaser 2 shall prepare and file all Tax Returns due after the Closing Date with respect to such Taxes. If one party remits to the appropriate Taxing Authority payment for Taxes, which are subject to pro ration under this Section 2.9(b), and such payment includes the other party's share of such Taxes, such other party shall promptly reimburse the remitting party for its share of such Taxes to the extent that such Taxes are not reflected in the Cash Consideration calculation.

Section 2.10   Transfer Taxes. Seller and the relevant Purchaser shall each pay, or otherwise bear the burden of, fifty percent (50%) of all sales, use, excise, transfer, value added and similar Taxes (and, for the avoidance of doubt, excluding any Taxes of or relating to the Seller imposed upon or determined by reference to net income) associated with the sale of the respective Transferred Assets or the assumption of the respective Assumed Liabilities; provided, however, Seller shall pay and solely bear the burden of one hundred percent (100%) of all sales, use, excise, transfer, value added and similar Taxes and all costs of and related to "de-bonding" (including in connection with STPI) associated with the sale of Transferred Assets by the Indian Subsidiary..

Section 2.11   Allocation of Purchase Price. Seller and each respective Purchaser shall cooperate in good faith to reach an agreement as to the allocation of the purchase price, for U.S. federal income tax purposes of the P1 Transferred Assets and the P2 Transferred Assets, respectively, among such assets. If such agreement is achieved by Seller, on the one hand and a Purchaser, on the other hand, then Seller and such Purchaser shall prepare and file Internal Revenue Service Form 8594 on a basis consistent with such agreement and shall take no contrary position except to the extent required by Applicable Law. If such agreement is not achieved by

Seller, on the one hand and a Purchaser, on the other hand, then Seller and such Purchaser shall allocate the purchase price attributable to the applicable Transferred Assets in accordance with their separate determinations.

Section 2.12   Escrow. At Closing, cash in the amount of $3,100,000 (consisting of $2,150,000 of the P1 Cash Consideration and $950,000 of the P2 Cash Consideration, together the "**Escrow Amount**") receivable by Seller as part of the Cash Consideration will not be paid at Closing but rather will be deposited with, and held by JPMorgan Chase Bank N.A., (the "**Escrow Agent**"), in an escrow fund in accordance with the escrow agreement in the form attached hereto as Exhibit A (the "**Escrow Agreement**") to secure claims by Indemnified Parties for indemnification in accordance with ARTICLE VIII. The release of the Escrow Amount will occur as follows: (i) one-half of the Escrow Amount will be released to Seller on the six (6) month anniversary of the Closing and (ii) the remaining Escrow Amount will be released to Seller on the twelve (12) month anniversary of the Closing, in each case, reduced first by any amounts that have already been paid in connection with resolved claims or are being reserved for in connection with pending claims, subject to the terms hereof and of the Escrow Agreement; provided, that in the event of any conflict between this Agreement and the Escrow Agreement, the terms of the Escrow Agreement will control.

Section 2.13   Non-Assignable Assets.

(a)   Nothing in this Agreement nor the consummation of the transactions contemplated hereby shall be construed as an attempt or agreement to assign any Transferred Asset, including any Contract, Governmental Authorizations, certificate, approval, authorization or other right, which by its terms or by Applicable Law is nonassignable without the consent of a third party or a Governmental Authority or is cancelable by a third party in the event of an assignment ("**Nonassignable Assets**") unless and until such consent shall have been obtained. Seller shall, and shall cause its IP Affiliates to, (i) use its or their commercially reasonable efforts to obtain at the earliest practicable date all consents, waivers, approvals and notices that are required to effectuate the transactions contemplated by this Agreement (including without limitation in connection with the ROM Code related mask works and ROM code related to the Seller Products, as requested by Purchaser 2) and (ii) use its or their commercially reasonable efforts to take, or cause to be taken, all actions to enable and facilitate Purchaser 2's efforts to effect the transfer and/or assignment of the ROM Code related mask works to Purchaser 1 and ROM code related to the Seller Products to Purchaser 2, including without limitation Purchaser 2's efforts to obtain consents in connection therewith. Notwithstanding anything to the contrary in this Agreement, none of the Purchasers or their respective Affiliates shall be required to pay any amounts in connection with obtaining any consent, waiver or approval. To the extent permitted by Applicable Law, in the event consents to the assignment thereof cannot be obtained, such Nonassignable Assets shall be held, as of and from the Closing Date, by Seller or the applicable IP Affiliate of Seller in trust for the applicable Purchaser and the covenants and obligations thereunder shall be performed by the applicable Purchaser in Seller's or such IP Affiliate's name and all benefits and obligations existing thereunder shall be for such Purchaser's account. Seller shall take or cause to be taken at Seller's expense such actions in its name or otherwise as such Purchaser may reasonably request so as to provide such Purchaser with the benefits of the Nonassignable Assets and to effect collection of money or other consideration that becomes due and payable under the Nonassignable Assets, and Seller or the applicable IP Affiliate of Seller shall promptly pay over to such Purchaser all money or other consideration received by it in respect of all Nonassignable Assets. As of and from the Closing Date, Seller on behalf of itself and its IP Affiliates authorizes each Purchaser, to the extent permitted by Applicable Law and the terms of the Nonassignable Assets, at such Purchaser's expense, to perform all the obligations and receive all the benefits of Seller or its IP Affiliates under the Nonassignable Assets and appoints each Purchaser its attorney-in-fact to act in its name on its behalf or in the name of the applicable IP Affiliate of Seller and on such IP Affiliate's behalf with respect thereto.

(b)   The Parties acknowledge that the assets of the Indian Subsidiary will not be transferred until debonding takes place in connection with STPI and three (3) new leases in replacement of the Indian Subsidiary Leases are fully executed and delivered by and between the landlord(s) under the Indian Subsidiary Leases and the India Entity (in respect of the Indian Subsidiary's current premises) (such period being known as the "**Transition Period**"). During the Transition Period, the Indian Subsidiary shall continue to operate such assets for the benefit of the India Entity as described in clause (a) above and use its commercially reasonable efforts (at its sole cost) to obtain at the earliest practicable date satisfaction of such conditions. During the Transition Period the Indian Subsidiary shall (i) operate its business in the ordinary course of business consistent with past practice, (ii) provide reasonable access and inspection rights to the employees, assets and premises of the Indian Subsidiary, (iii) maintain existing insurance policies in full force and effect and for the benefit of the India Entity, (iv) refrain from placing liens on any assets of the Indian Subsidiary, (v) not terminate any of its employees, (vi) continue to provide the same level of salary and benefits to its existing employees, and (vii) take instructions on the operations of the assets from the India Entity. The India Entity agrees to pay the reasonable costs of operating such assets on behalf of the India Entity, including employee and lease costs, during the Transition Period based on actual costs incurred by the Indian Subsidiary with no added mark-up. The Indian Subsidiary and the India Entity shall use commercially reasonable efforts to make the Transition Period as brief as reasonably practicable. After the Transition Period, the India Entity shall provide reasonable access to its management employees and books and records in order to facilitate the winding down of the affairs of the Indian Subsidiary.

Section 2.14   Seller Defense of Claims. To the extent related to third party claims for indemnification or in defense of claims made by third parties with respect to an Excluded Liability, from the Closing Date until the applicable statute of limitations, Seller shall have the right to assert in its defense (a) any rights it held under the Transferred Assets or the Sale Business prior to the close of business on the Closing Date for alleged infringements of third parties (other than the Purchasers or their Affiliates) and (b) all warranties and guaranties received from vendors, suppliers or manufacturers prior to the close of business on the Closing Date with respect to the Sale Business.

Section 2.15   Purchaser Post Closing Liabilities.

(a)   Subject to consummation of the Closing, Purchaser 1 shall bear the burden of and be responsible for all Liabilities, including without limitation Taxes, imposed under or pursuant to Purchaser 1's ownership, use or operation of the P1 Transferred Assets to the extent such Liabilities solely arise out of the ownership, use or operation by Purchaser 1 of such P1 Transferred Assets for any period (including any portion thereof) commencing after the Closing.

(b)   Subject to consummation of the Closing, Purchaser 2 shall bear the burden of and be responsible for all Liabilities, including without limitation Taxes, imposed under or pursuant to Purchaser 2's ownership, use or operation of the P2 Transferred Assets to the extent such Liabilities solely arise out of the ownership, use or operation by Purchaser 2 of such P2 Transferred Assets for any period (including any portion thereof) commencing after the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to Section 9.4, except as specifically set forth in the Seller Disclosure Schedule referring by numbered section (and, where applicable, by lettered subsection), Seller represents and warrants to Purchaser that:

Section 3.1   Corporate Existence and Power.

(a)   Seller is a corporation duly incorporated, validly existing and in good standing under Delaware Law and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted. Seller is duly qualified or authorized to do business and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have a Seller Material Adverse Effect. Seller has delivered to each Purchaser true, complete and correct copies of its certificate of incorporation and by-laws and comparable organizational documents of any Subsidiary engaged in the Sale Business as in effect on the date hereof. Seller has heretofore made available to each Purchaser complete and correct copies of the minutes of all meetings of the Seller Board and each committee of the Seller Board held since January 1, 2006 up through January 15, 2009, subject to redaction of confidential prior discussions relating to (i) the sale of the Sale Business or other assets of Seller,(ii) negotiations with parties to this Agreement and their respective Affiliates or (iii) any threatened lawsuits between Purchaser 2 and Seller.

(b)   The Indian Subsidiary is a company duly formed, validly existing and in good standing under the laws of India and has all requisite company power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted. The Indian Subsidiary is duly qualified or authorized to do business and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have a Seller Material Adverse

Effect. Seller has delivered to each Purchaser true, complete and correct copies of the Indian Subsidiary's memorandum and articles of association.

Section 3.2   Corporate Authorization. Each of Seller and the Indian Subsidiary has all requisite power, authority and legal capacity to execute and deliver this Agreement and Seller and each of its Subsidiaries, respectively, has all requisite power, authority and legal capacity to execute and deliver each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Seller or its Subsidiaries in connection with the transactions contemplated by this Agreement (the "**Seller Documents**"), and to perform their respective obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Seller Documents and, the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller and each of its Subsidiaries.   This Agreement and each of the Seller Documents have been duly and validly executed and delivered by Seller and each of its Subsidiaries which is a party thereto and this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of Seller enforceable against Seller or, as the case may be, each applicable Subsidiary in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors' rights generally and by general principles of equity.

Section 3.3   Governmental Authorization. The execution, delivery and performance by Seller and the Indian Subsidiary of this Agreement and by Seller and its Subsidiaries of the Seller Documents, the compliance by Seller and any Subsidiary with any of the provisions hereof and thereof, or the consummation by Seller and the Indian Subsidiary of the transactions contemplated hereby and thereby do not require any material Governmental Authorization or filing with, or notification to, any Governmental Authority, other than (a) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws and (b) as set forth on Schedule 3.3 of the Seller Disclosure Schedule.

Section 3.4   Non-contravention. Except as set forth in Schedule 3.4 of the Seller Disclosure Schedule, the execution, delivery and performance by Seller and the Indian Subsidiary of this Agreement or by Seller and its Subsidiaries of the Seller Documents, the compliance by Seller or any Subsidiary with any provisions hereof and thereof, or the consummation of the transactions contemplated hereby or thereby do not and will not (a) contravene, conflict with or result in any violation or breach of any provision of the Seller Certificate of Incorporation or the Seller Bylaws or comparable organizational documents of any Subsidiary engaged in the Sale Business as in effect on the date hereof, (b) assuming compliance with the matters referred to in Section 3.3, contravene, conflict with or result in a violation or breach of any material provision of any Applicable Law or Order, (c) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Material Contract or Government Authorization binding upon Seller or any of its Subsidiaries or relating in any way to the Sale Business or the Transferred Assets, (d) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Order binding upon Seller or any of its Subsidiaries or relating in any way to the Sale Business or the Transferred Assets, or (e) result in the creation or imposition of any Lien (other than a Permitted Lien) on any of the Transferred Assets.

Section 3.5   SEC Filings and the Sarbanes-Oxley Act.

(a)   Seller has made available to each Purchaser, through Seller's filings with the SEC, all of its reports, statements, schedules, registration statements and other documents required to be filed or furnished by Seller or any of its Subsidiaries with the SEC since March 31, 2005 (the documents referred to in this Section 3.5(a), together with all information incorporated by reference therein in accordance with applicable SEC regulations, are collectively referred to in this Agreement as the "**Seller SEC Documents**").

(b)   As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Seller SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)   As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Seller SEC Document filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)   Seller has made available to each Purchaser copies of all comment letters received by Seller from the SEC since January 1, 2005 relating to the Seller SEC Documents, together with all written responses of Seller thereto. As of the date hereof, there are no outstanding or unresolved comments in any such comment letters received by Seller from the SEC.

(e)   Each required form, report and document containing financial statements that has been filed with or submitted to the SEC by Seller since July 31, 2002 was accompanied by the certifications required to be filed or submitted by Seller's chief executive officer, acting chief executive officer and/or chief financial officer, as required, pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act.

Section 3.6   Financial Statements; Internal Controls.

(a)   Seller has made available to each Purchaser copies of:

(i)   the audited consolidated financial statements and unaudited consolidated interim financial statements of Seller included in the Seller SEC Documents and such statements are complete and correct in all material respects, have been prepared in accordance with GAAP consistently applied, and fairly present (except as may be indicated in the notes thereto) the consolidated financial position of Seller and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (except with respect to the unaudited interim financial statements for normal recurring year-end adjustments that, individually or in the aggregate, would not be material);

(ii)   the Seller Financial Statements and the Indian Subsidiary Financial Statements and such statements are complete and correct in all material respects, have been prepared in accordance with GAAP consistently applied (or with respect to the Indian Subsidiary for the audited balance sheet and statement of income of the Indian Subsidiary and the footnotes thereto for the fiscal year ended March 31, 2008, in accordance with India statutory audit requirements and generally accepted accounting principles in India), and fairly present (except as may be indicated in the notes thereto) the consolidated financial position of the Sale Business as of the dates thereof and the consolidated results of operations for the periods then ended (except with respect to the unaudited interim financial statements for normal recurring year-end adjustments that, individually or in the aggregate, would not be material);

(iii)   the Seller Balance Sheet, which is complete and correct in all material respects, has been prepared in good faith and fairly presents (except as may be indicated in the notes thereto) the consolidated financial position of the Sale Business as of the date thereof; and

(iv)   the Seller Income Statement, which is complete and correct in all material respects, has been prepared in good faith and fairly presents (except as may be indicated in the notes thereto) the consolidated results of operation of the Sale Business for the period then ended (with a good faith estimate and allocation of the costs and expenses of Seller related to the Sale Business during such period).

(b)   Seller and its Subsidiaries make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of their respective assets. The Seller's system of internal controls over financial reporting is sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (ii) that receipts and expenditures are executed in accordance with the authorization of management, (iii) that access to assets is permitted only in accordance with management's general or specific authorization and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of Seller or any Subsidiary that would materially affect Seller's financial statements. No significant deficiency or material weakness was identified in management's assessment of internal controls as of March 31, 2008 or in any such assessment conducted since March 31, 2008.

(c)   The financial projections and business plan provided by Seller to each Purchaser prior to the date hereof was reasonably prepared on a basis reflecting the management's best estimates, assumptions and judgments, at the time provided to such Purchaser, as to the future financial performance of the Sale Business.

(d)   Seller's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the 1934 Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by Seller in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to Seller's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Seller required under the 1934 Act with respect to such reports.

(e)   The audit committee of the Seller Board includes an Audit Committee Financial Expert, as defined by Item 401(h)(2) of Regulation S-K.

(f)   The Seller has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Seller has promptly disclosed any change in or waiver of Seller's code of ethics with respect to any such persons, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Knowledge of Seller, there have been no violations of provisions of Seller's code of ethics by any such persons.

Section 3.7   Absence of Certain Changes. Except as expressly contemplated by this Agreement or as set forth in Schedule 3.7 of the Seller Disclosure Schedule, since the Balance Sheet Date through the date hereof, (a) the Sale Business has been conducted in the Ordinary Course of Business and (b) there has not been any event, change, development or set of circumstances that, individually or in the aggregate, has had or would reasonably be expected to have a Seller Material Adverse Effect. Without limiting the generality of the foregoing, since the Balance Sheet Date through the date hereof:

(i)   there has not been any damage, destruction or loss, whether or not covered by insurance, condemnation or other taking with respect to the Transferred Assets;

(ii)   neither Seller nor any Subsidiary has awarded or paid any bonuses to any of the Business Employees with respect to the current fiscal year, except to the extent accrued on the Seller Balance Sheet or entered into any employment, deferred compensation, severance or similar agreement (nor amended any such agreement) or agreed to increase the compensation payable or to become payable by it to any of the Business Employees or agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with any of the Business Employees;

(iii)   other than as required by Applicable Law, GAAP or SEC requirements, there has not been any change by Seller or any Subsidiary in accounting or Tax reporting principles, methods or policies;

(iv)   neither Seller nor any of its Subsidiaries has made, changed or revoked any Tax election or settled any controversy with a Taxing Authority if such election or settlement could have an adverse effect on any Purchaser, the Sale Business or the Transferred Assets after the Closing;

(v)   neither Seller nor any Subsidiary has failed to promptly pay and discharge current liabilities except for liabilities not material in amount that are disputed in good faith by appropriate proceedings;

(vi)   neither Seller nor any Subsidiary has mortgaged, pledged or subjected to any Lien, or acquired or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of Seller or any Subsidiary used or held for use in the Sale Business, except for assets acquired or sold, assigned, transferred, conveyed, leased or otherwise disposed of in the Ordinary Course of Business;

(vii)   neither Seller nor any Subsidiary has canceled or compromised any debt or claim or amended, modified, canceled, terminated, relinquished, waived or released any Contract or right except in the Ordinary Course of Business and which, in the aggregate, would not be material to the Sale Business;

(viii)   neither Seller nor any Subsidiary has granted any exclusive license or exclusive sublicense of any rights under or with respect to any Sale Business Intellectual Property or Sale Business Technology; and

(ix)   neither Seller nor any Subsidiary has agreed, committed, arranged or entered into any understanding to do anything set forth in this Section 3.7.

Section 3.8   No Undisclosed Material Liabilities. Except as disclosed in Schedule 3.8 of the Seller Disclosure Schedule, neither Seller and nor any Subsidiary has any material Liabilities (whether or not required by GAAP to be set forth on a consolidated balance sheet or the notes thereto, if any) relating to the Sale Business, except for (a) those specifically reflected in, fully reserved against or otherwise described in the Seller Balance Sheet or the notes thereto, if any, (b) Liabilities incurred since the Balance Sheet Date in the Ordinary Course of Business that are not material to the Sale Business and (c) Liabilities incurred pursuant to this Agreement and the transactions contemplated hereby.

Section 3.9   Litigation. Except as set forth in Schedule 3.9 of the Seller Disclosure Schedule, there is no (a) Proceeding pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries, (b) Proceeding pending or, to the Knowledge of Seller, threatened against any of the officers or directors of Seller or any of the Business Employees in their capacity as a Business Employee, (c) Proceeding otherwise involving or affecting the Sale Business or the Transferred Assets, (d) Order involving or affecting the Sale Business or the Transferred Assets, or (e) Proceeding pending or, to the Knowledge of Seller, threatened against Seller or any of its Subsidiaries that relates to this Agreement or the transactions contemplated hereby.

Section 3.10   Compliance with Applicable Law and Orders.

(a)   Except as set forth in Schedule 3.10(a) of the Seller Disclosure Schedule, Seller and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders applicable to the Transferred Assets and the operations of the Sale Business, and neither Seller nor any of its Subsidiaries has received a written or other notice of or been charged with the violation of, or liability or default under, any Applicable Law or Order. To the Knowledge of Seller, neither Seller nor any of its Subsidiaries is under investigation with respect to the violation of any Applicable Laws.

(b)   Schedule 3.10(b) of the Seller Disclosure Schedule contains a list of all Governmental Authorizations which are required for the operations of the Sale Business as presently conducted and as presently intended to be conducted, other than those the failure of which to possess is immaterial. Each of Seller and its Subsidiaries has in effect all Governmental Authorizations required for it to own, lease or otherwise hold and to operate the Transferred Assets and to carry on the Sale Business as now conducted and as now intended to be conducted, other than those the failure of which to possess is immaterial. There have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancellation of any such Governmental Authorizations, and, to the Knowledge of Seller, there are no facts or circumstances which could form the basis for any such default or violation. There are no Proceedings pending or, to the Knowledge of Seller, threatened, relating to the termination, amendment or cancellation of any such Governmental Authorizations. None of such Governmental Authorizations will be impaired or in any way affected by the consummation of the transactions contemplated by this Agreement.

Section 3.11   Material Contracts. Seller has made available to each Purchaser accurate and complete copies of each of the Material Contracts as of the date hereof (including exhibits, schedules, annexes and in each case, together with all amendments thereto), all of which are listed on Schedule 3.11. Each of the Material Contracts is in full force and effect and is a valid and binding agreement of Seller or any of its Subsidiaries, as the case may be, and, to the Knowledge of Seller, of each other party thereto, enforceable against Seller or such Subsidiary, as the case may be, and, to the Knowledge of Seller, against the other party or parties thereto, in each case, in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors' rights generally and by general principles of equity. Neither Seller nor any Subsidiary is in default under any Material Contract, nor, to the Knowledge of Seller, is any other party to any Material Contract in material breach of or material default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default by

Seller, any of its Subsidiaries or, to the Knowledge of Seller, no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or material default of any other party thereunder. No party to any of the Material Contracts has exercised any termination rights with respect thereto, and no such party has given notice of any significant dispute with respect to any Material Contract. Schedule 3.11 of the Seller Disclosure Schedule lists all Contracts (each Contract listed in Schedule 3.11 of the Seller Disclosure Schedule, a "**Material Contract**," and collectively the "**Material Contracts**") relating to the Sale Business to which Seller or any of its Subsidiaries is a party and that are:

(a)   material Contracts entered into by Seller or its Subsidiaries with respect to the Transferred Assets;

(b)   Contracts between Seller, any Subsidiary of Seller or an Affiliate of Seller;

(c)   Contracts with any current or former officer or director, or current 5% or greater stockholder of Seller other than at-will employment offer letters and standard employee confidentiality and invention assignment agreements (the true, correct and complete forms of which have been provided to Purchaser);

(d)   Contracts under which Seller or any of its Subsidiaries has incurred any currently outstanding Indebtedness or currently outstanding loans to any other Person in excess of $20,000;

(e)   Contracts providing for severance, retention, change in control or other similar payments that relate to the Business Employees;

(f)   Contracts establishing any joint venture, partnership, strategic alliance, sharing of profits or other material collaboration;

(g)   Contracts that limit, or purport to limit, the ability of Seller or any of its Subsidiaries to, compete in any line of business or with any Person or in any geographic area or during any period of time or that require Seller or any of its Subsidiaries to deal exclusively with a given Person in respect of a given matter;

(h)   Contracts for the sale of any Transferred Asset or the grant of any preferential rights to purchase any Transferred Asset or requiring the consent of any party to the transfer thereof;

(i)   Contracts related to an acquisition or sale of assets or other acquisition, divestiture, merger or similar transaction, in each case, involving consideration in excess of $100,000 and containing representations, covenants, indemnities or other obligations that are still in effect;

(j)   Contracts relating to the incurrence, assumption or guarantee of any Liability or imposing a Lien other than Permitted Liens on any of the Transferred Assets, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;

(k)   Contracts (or any group of related contracts) resulting in revenues or receipts to Seller and the Subsidiaries in excess of $100,000 annually or in the aggregate;

(l)   Contracts (or any group of related contracts) resulting in expenditures or payment obligations of more than $100,000 annually or in the aggregate;

(m)   Intellectual Property Licenses or any other Contracts relating to any Intellectual Property Rights or Technology (excluding licenses pertaining to "off-the-shelf" commercially available Software used pursuant to shrink-wrap, click-through or similar non-exclusive, license agreements on commercially reasonable terms for a license fee of no more than $20,000 ("**Off-the-Shelf Software Licenses**");

(n)   Contracts (i) with material suppliers, distributors or sales representatives, or (ii) providing for the manufacture of Seller Products;

(o)   material Contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 30 days' notice; and

(p)   other Contracts in effect as of the date of this Agreement to which Seller or any of its Subsidiaries is a party and that are material to the conduct of the Sale Business, or the use or operation of the Transferred Assets, as presently conducted or as presently intended to be conducted.

Section 3.12   Taxes.

(a)   All material Tax Returns relating to the Transferred Assets that are required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Seller or any of its Affiliates have been timely filed in respect of any taxable period commencing on or after January 1, 2006 (taking into account any extensions) and all such Tax Returns as they relate to the Transferred Assets are true and complete in all material respects.

(b)   Each of Seller and its Affiliates has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all material Taxes relating to the Transferred Assets in respect of any taxable period commencing on or after January 1, 2006.

(c)   None of the Transferred Assets are subject to any Liens in respect of Taxes other than Permitted Liens.

(d)   None of the Transferred Assets are the subject of any material Tax audit being conducted by a Taxing Authority and no material deficiencies related to the Transferred Assets have been previously asserted that remain unresolved.

(e)   No material claim has been made by a Taxing Authority in a jurisdiction in which Seller or any Affiliate does not currently file a Tax Return with respect to the Transferred Assets such that Seller or such Affiliate is or may be subject to taxation by that jurisdiction that has not been previously resolved.

(f)   "**Tax**" means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a "**Taxing Authority**") responsible for the imposition of any such tax, and (ii) any liability in respect of any items described in clause (i) payable by reason of Treasury Regulation Section 1.1502-6(a), (or any similar state or local provision under the law). "**Tax Return**" means any report, return, document, declaration or other information or filing required to be filed with any Taxing Authority with respect to Taxes, including information returns.

Section 3.13   Employee Benefit Plans.

(a)   A complete list of all U.S. Employee Benefit Plans and Non-U.S. Employee Benefit Plans that provide benefit coverage to Business Employees or Indian Subsidiary Employees is contained in Schedule 3.13(a) of the Seller Disclosure Schedule. Seller has made available to each Purchaser a copy (or, with respect to any unwritten arrangement, a description) of each material U.S. Employee Benefit Plan and Non-U.S. Employee Benefit Plan that provides benefit coverage to Business Employees or Indian Subsidiary Employees, the latest summary plan description and the most recent IRS determination letter, if applicable (each of which is listed on Schedule 3.13(a)).

(b)   Each U.S. Employee Benefit Plan and Non-U.S. Employee Benefit Plan listed in Schedule 3.13(a) of the Seller Disclosure Schedule is and has been maintained in material compliance with its terms and the provisions of all Applicable Laws, including ERISA, the Code, the Gratuity Act and the Provident Funds Act. Within the six (6) years preceding the date hereof, none of Seller nor any ERISA Affiliate has ever sponsored, maintained or been obligated to contribute to an "employee pension benefit plan" subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the Code. None of Seller or any ERISA Affiliate has maintained or incurred any liability with respect to any "multiemployer plan" (as defined in Section 3(37) of ERISA).

(c)   Except as required by Applicable Law, there are no U.S. Employee Benefit Plans or Non-U.S. Employee Benefit Plans as to which any Purchaser or any of Purchaser's Affiliates will be required to make any contributions or with respect to which any Purchaser or any of such Purchaser's Affiliates shall have any obligation or liability whatsoever.

(d)   Solely with respect to Business Employees, Indian Subsidiary Employees and independent contractors or groups of employees or independent contractors of the Sale Business (the "**Sale Business Service Providers**"), and except as set forth in Schedule 3.13(d) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) (i) will result in any payment becoming due, increase the amount of any payment, or accelerate the timing, funding or vesting of any payment to any of the Sale Business Service Providers or (ii) is reasonably expected to result in the imposition of any excise tax under Section 4999 of the Code or the denial of any deduction under Section 280G of the Code.

Section 3.14   Labor and Employment Matters. Schedule 3.14 of the Seller Disclosure Schedule contains a complete list of all Business Employees, including a specific identification of the entity that employs them, listing the title or position held, work location, base salary, any commissions or other compensation payable to such employees (including accrued vacation time) and leave status (if applicable). Except as set forth on Schedule 3.14 of the Seller Disclosure Schedule, neither Seller nor any of its Subsidiaries is a party to or obligated under any employment, or consulting or other arrangement entered into or maintained for the benefit of its current or former employees, temporary or leased workers or independent contractors related to the Sale Business. Seller has made available to each Purchaser a true and correct copy of each employment related agreement of the Business Employees listed on Schedule 3.14 of the Seller Disclosure Schedule. Each Business Employee, independent contractor and temporary or leased worker has been properly classified for employment tax and employee benefit plan purposes. Seller and each of its IP Affiliates is and has been in material compliance with all Applicable Laws relating to employment, including all such Applicable Laws relating to wages, hours, collective bargaining, discrimination, pay equity, employment equity, civil rights, social insurance, retirement, pension, safety and health and workers' compensation (including workplace safety and insurance). The Indian Subsidiary has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Governmental Authority all amounts owed or owing under the Provident Funds Act and the Gratuity Act. The aggregate amount of all outstanding loans owed by the Indian Subsidiary Employees to the Indian Subsidiary and all compensation advances to the Indian Subsidiary Employees do not exceed $10,000. No Business Employees are covered by a collective bargaining agreement or similar arrangement. No labor union or other collective bargaining unit represents or claims to represent any of the Business Employees. There are no union campaigns being conducted or, to Seller's Knowledge, threatened with respect to Business Employees.

Section 3.15   Intellectual Property Rights and Technology.

(a)   Schedule 3.15(a) of the Seller Disclosure Schedule sets forth an accurate and complete list of all Registered IP and material unregistered Marks included in the Sale Business Intellectual Property. Schedule 3.15(a) of the Seller Disclosure Schedule lists (i) the record owner of each such item of Registered IP, and, if different from the record owner, the beneficial owner of such item of Registered IP, (ii) the jurisdiction in which each such item of Registered IP has been issued or registered or in which any such application for issuance or registration has been filed, as applicable, and (iii) the date and number of each such issuance, registration or application, as applicable.

(b)   Seller or one of its IP Affiliates is the sole and exclusive owner of all right, title and interest in and to all Registered IP free and clear of all Liens (other than Permitted Liens). Seller or one of its IP Affiliates (i) is the sole and exclusive owner of all Sale Business Intellectual Property and Sale Business Technology and all Seller Licensed Intellectual Property and Technology (excluding Third Party Intellectual Property and Technology and Open Source included in the Seller Licensed Intellectual Property and Technology) free and clear of all

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Liens (other than Permitted Liens), and (ii) has valid and continuing rights (pursuant to written Inbound Intellectual Property Licenses) to use and otherwise exploit all Third Party Intellectual Property and Technology as the same is used and otherwise exploited by Seller or any of its IP Affiliates in the Sale Business as presently conducted. Except as set forth on Schedule 3.15(b) of the Seller Disclosure Schedule, the Sale Business Intellectual Property and Sale Business Technology, together with the Seller Licensed Intellectual Property and Technology and the Third Party Intellectual Property and Technology licensed to Seller or any of its IP Affiliates under the Inbound Intellectual Property Licenses, include all of the Intellectual Property Rights and Technology necessary and sufficient to enable Seller and its IP Affiliates to conduct the Sale Business in the manner in which the Sale Business is currently being conducted. The Sale Business Intellectual Property and the Seller Licensed Intellectual Property and Technology are subsisting. The material Copyrights (excluding any applications for registration therefor) and Trade Secrets included in the Sale Business Intellectual Property or the Seller Licensed Intellectual Property and Technology owned by Seller or an IP Affiliate are valid and enforceable. To the Knowledge of the Seller, all other Patents, Marks, Copyrights, Mask Works and Trade Secrets included in the Sale Business Intellectual Property and Seller Licensed Intellectual Property and Technology (excluding any applications for issuance or registration included in the Registered IP) owned by Seller or an IP Affiliate are valid and enforceable.

(c) None of the following infringes, constitutes or results from an unauthorized use or misappropriation of, or violates any Intellectual Property Rights, Technology or other proprietary rights of any Person or constitutes unfair competition or trade practices under Applicable Law: (i) the Sale Business Intellectual Property, Sale Business Technology or Seller Licensed Intellectual Property and Technology that is owned by Seller or any of its IP Affiliates, (ii) the development, manufacturing, licensing, marketing, importation, exportation, reproduction, modification, adaptation, creation of any derivative works of, performance, display, offer for sale, sale, use or other exploitation of any Seller Products, Sale Business Intellectual Property, Sale Business Technology or Seller Licensed Intellectual Property and Technology that is owned by Seller or any of its IP Affiliates with respect to and in connection with the Sale Business as presently conducted, (iii) the present Sale Business practices, methods or operations employed by Seller or any of its IP Affiliates or (iv) to the Knowledge of the Seller, the Third Party Intellectual Property and Technology material to the Sale Business as presently conducted.

(d) To the Knowledge of Seller, no Person is infringing, misappropriating or violating, or since May 1, 2002, has infringed, misappropriated or violated, any Third Party Intellectual Property and Technology exclusively licensed to Seller or any of its IP Affiliates or any Sale Business Intellectual Property, Sale Business Technology or Seller Licensed Intellectual Property and Technology that is owned by Seller or any of its IP Affiliates. Except as set forth on Schedule 3.15(d) of the Seller Disclosure Schedule, since May 1, 2002, no written claims or, to the Knowledge of Seller, unwritten claims have been made against any Person by Seller or any of its IP Affiliates alleging that any Person is infringing, misappropriating or violating, or has infringed, misappropriated or violated or any Third Party Intellectual Property and Technology exclusively licensed to Seller or any of its IP Affiliates or any Sale Business Intellectual Property or Sale Business Technology.

(e)   As of the date hereof, neither Seller nor any of its IP Affiliates is the subject of any pending or, to the Knowledge of Seller, threatened claim or Proceeding (i) involving an allegation by any Person of infringement, misappropriation or violation of any Intellectual Property Rights, Technology or other rights against Seller or any of its IP Affiliates in connection with the Sale Business or (ii) challenging the ownership, use, validity or enforceability of any Sale Business Intellectual Property, Sale Business Technology, Seller Licensed Intellectual Property and Technology or Third Party Intellectual Property and Technology. Since May 1, 2002, neither Seller nor any of its IP Affiliates has received written (including by electronic mail) notice of any such threatened claim or any written invitation to take a license to any Intellectual Property Rights or Technology of any Person in connection with the Sale Business. To the Knowledge of Seller, neither Seller nor any of its IP Affiliates is aware of any basis for any such claim.

(f)   No Trade Secret or confidential Mask Work included in the Sale Business Intellectual Property has been authorized to be disclosed or has been actually disclosed by Seller or any of its IP Affiliates to any employee or any other Person other than pursuant to a written non-disclosure agreement, license agreement or other similar agreement restricting the disclosure and use thereof. Seller and its IP Affiliates have taken commercially reasonable security measures to protect the confidentiality of all Trade Secrets and confidential Mask Works owned by Seller and its IP Affiliates (and any confidential information owned by a third Person to whom Seller or any of its IP Affiliates has a confidentiality obligation). Each current and former employee, consultant and independent contractor of Seller and/or any of its IP Affiliates that has been or is engaged in the creation or development of any of the Sale Business Intellectual Property, Sale Business Technology or Seller Products has entered into a written non-disclosure and invention assignment agreement with Seller and/or such IP Affiliate, as applicable, in a form made available to each Purchaser prior to the date hereof, copies of which are attached hereto as Schedule 3.15(f). To the Knowledge of Seller, no employee, consultant or independent contractor of Seller or any of its IP Affiliates is in material violation of any employment Contract with Seller or any other Contract with Seller, or any restrictive covenant, with respect to the right to use Trade Secrets of Seller or any of its IP Affiliates used in the Sale Business. As of six (6) months until the date hereof, no employee, consultant or independent contractor of Seller or any of its IP Affiliates is in material violation of any employment Contract with Seller or any other Contract with Seller, or any restrictive covenant, with respect to the right to use the material Trade Secrets in the ZBase Database of Seller or any of its IP Affiliates used in the Sale Business.

(g)   Except for Inbound Intellectual Property Licenses and Open Source, all Sale Business Intellectual Property, Sale Business Technology, Seller Licensed Intellectual Property and Technology owned by Seller or any of its IP Affiliates that is necessary to the conduct of the Sale Business as presently conducted by Seller and such IP Affiliate was (i) created by employees of Seller or one of its IP Affiliates acting within the scope of their employment who have irrevocably assigned all of their rights, including Intellectual Property Rights therein, to Seller or one of its IP Affiliates, subject to any rights that may be reserved to the author by Applicable Law, or (ii) validly and irrevocably assigned to Seller or one of its IP Affiliates by other Persons, and except as set forth in Schedule 3.15(g) of the Seller Disclosure Schedule and subject to any rights that may be reserved to the author by Applicable Law, no other Person (except IP Affiliates) owns or has any rights to any portion of such Intellectual Property Rights (other than Outbound Intellectual Property Licenses).

(h) Schedule 3.15(h) of the Seller Disclosure Schedule sets forth a complete and accurate list of (i) all Software developed by or for Seller or any of its IP Affiliates and included in the Sale Business Technology ("**Seller Software**") and (ii) all Software not owned by Seller or any of its IP Affiliates and incorporated, embedded or bundled with any Seller Software (excluding such Software licensed to Seller under an Off-the-Shelf Software License), specifying whether such Software falls under subclause (i) or subclause (ii) above.

(i) Except as set forth on Schedule 3.15(i) of the Seller Disclosure Schedule, neither Seller nor any of its IP Affiliates has licensed or provided to any other Person, or otherwise permitted any other Person to access or use, any source code or source code documentation for any Seller Software. Except as set forth on Schedule 3.15(i) of the Seller Disclosure Schedule, neither Seller nor any of its IP Affiliates is currently a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating Seller or any of its IP Affiliates to enter into a source code escrow Contract or other Contract) requiring the deposit of source code or source code documentation for any Seller Software with any other Person.

(j) Except as set forth on Schedule 3.15(j) of the Seller Disclosure Schedule, no Open Source (as defined below) (i) forms part of any Sale Business Intellectual Property, Sale Business Technology or Seller Licensed Intellectual Property and Technology, (ii) was or is incorporated in whole or in part in, or has been or is distributed in whole or in part in conjunction with, any Seller Software or Seller Product or (iii) was or is used in connection with the development of any Seller Software, Seller Product, Sale Business Intellectual Property, Sale Business Technology or Seller Licensed Intellectual Property and Technology, in the case of each of the foregoing subclauses (i), (ii) and (iii), in a manner that requires or obligates Seller or any of its IP Affiliates to make available, disclose, contribute, distribute or license any source code for any Seller Software, Seller Product, Sale Business Intellectual Property, Sale Business Technology or Seller Licensed Intellectual Property and Technology (or any portion thereof) to any Person (including the Open Source community). To the Knowledge of Seller, neither Seller nor any of its IP Affiliates is in breach of any of the material terms of any Open Source Contract. "**Open Source**" means any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free Software, open source Software or "shareware" or under similar licensing or distribution models, including Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: GNU's General Public License or Lesser/Library GPL, the Artistic License, the Mozilla Public License, the Netscape Public License, the Sun Community Source License, the Sun Industry Standards License, the BSD License, the Apache License, the QT Free Edition License, the IBM Public License, BitKeeper, the XML Soap Library, MIT/X or the Thai Open License.

(k) Except with respect to Off-the-Shelf Software Licenses and except pursuant to the Intellectual Property Licenses listed in Schedule 3.11(m) of the Seller Disclosure Schedule, neither Seller nor any of its IP Affiliates is required, obligated or under any liability whatsoever to make any payments by way of royalties, fees or otherwise, or to provide any other consideration of any kind, to any owner or licensor of, or other claimant to, any Intellectual Property Rights or Technology, or any other Person, with respect to the use of such Intellectual Property Rights or Technology or in connection with the conduct of the Sale Business as presently conducted.

(l)   All necessary registration, maintenance, renewal and other relevant filing fees in connection with the Registered IP have been timely paid, and all necessary documents, certificates and other relevant filings in connection with the Registered IP have been timely filed, with the relevant Governmental Authorities and Internet domain name registrars in the United States or foreign or international jurisdictions, as the case may be, for the purpose of maintaining such Registered IP and all issuances, registrations and applications therefor. Except as set forth on Schedule 3.15(l) of the Seller Disclosure Schedule, there are no annuities, payments, fees, responses to office actions or other filings required to be made and having a due date with respect to any Registered IP within one hundred twenty (120) days after the date of this Agreement. No registration obtained by Seller or any of its IP Affiliates for any Intellectual Property Rights related to the Sale Business has been cancelled, abandoned or not renewed except where Seller or its relevant IP Affiliate has, in its reasonable business judgment, decided to cancel, abandon or not renew such registration.

(m)   Except as set forth on Schedule 3.15(m) of the Seller Disclosure Schedule and except with respect to Seller's obligations arising under any Standard Outbound Intellectual Property Licenses, neither Seller nor any of its IP Affiliates has entered into any Contract to indemnify any other Person against any claim that any of the Sale Business Intellectual Property, Sale Business Technology or Seller Products infringes, constitutes or results from an unauthorized use or misappropriation of, or violates any Intellectual Property Rights, Technology or other proprietary rights of any other Person.

(n)   No government funding and no facilities of a university, college, other educational institution or research center were used in the development of any Sale Business Intellectual Property or Sale Business Technology or any Seller Licensed Intellectual Property and Technology licensed to Purchaser 1 or Purchaser 2 on an exclusive basis where, as a result of such funding or the use of such facilities, the government or any university, college, other educational institution or research center has any rights in such Intellectual Property Rights or Technology. To the Knowledge of Seller, no current or former employee, consultant or independent contractor of Seller or any of its IP Affiliates who contributed to the creation or development of any Sale Business Intellectual Property or Sale Business Technology or any Seller Licensed Intellectual Property and Technology licensed to Purchaser 1 or Purchaser 2 on an exclusive basis has performed services for the government or a university, college, other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for Seller or any of its IP Affiliates.

(o)   Except as set forth on Schedule 3.15(o) of the Seller Disclosure Schedule, the consummation of the transactions contemplated hereby will not encumber or extinguish, or result in the loss or impairment of the right of any Purchaser, as applicable, to own or use, any Sale Business Intellectual Property, Sale Business Technology, Seller Licensed

Intellectual Property and Technology or Third Party Intellectual Property and Technology (other than Off-the-Shelf Software Licenses).

(p)   Except as set forth on Schedule 3.15(p) of the Seller Disclosure Schedule, neither this Agreement nor any transaction contemplated by this Agreement will result in the grant by Seller or any of its IP Affiliates (or, to the Knowledge of Seller, any Person) to any Person of any ownership interest, license, Lien, right or protection from any Proceeding with respect to any Sale Business Intellectual Property or Sale Business Technology or in any Purchaser being bound by or subject to any non-compete or other restriction on the operation of the Sale Business, pursuant to any Contract to which Seller or any of its IP Affiliates is a party or by which any assets or properties of Seller or any of its IP Affiliates is bound.

(q)   Schedule 1.1(b) contains a true and complete list of all current versions of Seller Products.

(r)   Each of Seller and its IP Affiliates has established privacy compliance policies and is in compliance with, and has been in compliance with for the five (5) year period prior to the date hereof, its respective privacy policies and any Applicable Laws relating to personal identifiable information. A copy of each such privacy policy has been provided to Purchaser prior to the date hereof.

(s)   For the five (5) years preceding the date hereof, to the Knowledge of Seller, there has been no unauthorized use or access to any IT Systems included in the Transferred Assets (or any data or information stored thereon that is material to the Sale Business).

(t)   No Affiliate of Seller, other than an IP Affiliate, has any rights in or to any P1 Transferred Assets or P2 Transferred Assets, other than pursuant to Standard Outbound Intellectual Property Licenses. Neither Seller nor any IP Affiliate has entered into an Outbound Intellectual Property License or other Contract with Philips Consumer Electronics International B.V. ("**Philips**") or any Affiliate thereof (collectively, the "**Philips Licenses**") authorizing Philips or any Affiliate of Philips to use the ZBASE Database (including any part, portion or derivative thereof) on any microcontroller that is not proprietary to Seller or an IP Affiliate; nor will the consummation of the transactions contemplated by this Agreement result in an extension of the rights granted under the Philips Licenses to include use of the ZBASE Database (including any part, portion or derivative thereof) on any other Third-Party microcontroller.

Section 3.16   Related Party Transactions. Except as set forth in Schedule 3.16 of the Seller Disclosure Schedule, no Business Employee of Seller or any of its Subsidiaries, (a) owes any amount to Seller or any of its Subsidiaries nor does Seller or any of its Subsidiaries owe any amount to, or has Seller or any of its Subsidiaries committed to make any loan or extend or guarantee credit to or for the benefit of, any such Person except in the Ordinary Course of Business, (b) is involved in any business arrangement or other relationship with Seller or any of its Subsidiaries (whether written or oral) other than as appropriate in the capacity as a Business Employee or (c) owns any property or right, tangible or intangible, that is used by Seller or any of its Subsidiaries in the Sale Business.

Section 3.17   Finders' Fees. No investment banker, broker or finder that has been retained by or is authorized to act on behalf of Seller is entitled to any fee or commission from Seller in connection with the transactions contemplated hereby that is or will become an Assumed Liability or will otherwise be payable by any Purchaser.

Section 3.18   Opinion of Financial Advisor. The Seller Board has received the opinion of Oppenheimer & Co. Inc., financial advisor to Seller, to the effect that, subject to the assumptions, qualifications and limitations set forth therein, as of the date of such opinion, the consideration to be received by Seller pursuant to this Agreement is fair from a financial point of view to Seller.

Section 3.19   Assets Other than Real Property Interests; Sufficiency.

(a)   All Transferred Assets, including machinery and equipment, owned, leased or otherwise used by Seller or its Subsidiaries are in good operating condition, maintenance and repair and are suitable and adequate for the uses to which they are being put. Schedule 3.19(a) of the Seller Disclosure Schedule sets forth all leases of personal property involving annual payments in excess of $20,000 used in the Sale Business. Seller has delivered to Purchaser true, correct and complete copies of all such leases, together with all amendments, modifications or supplements thereto. Each of such leases is in full force and effect and neither Seller nor any Subsidiary has received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by Seller or any Subsidiary under any of such leases and, to the Knowledge of Seller, no other party is in default thereof, and no party to such leases has exercised any termination rights with respect thereto.

(b)   Seller and its Subsidiaries have good, valid and marketable title to all of the Transferred Assets, in each case free and clear of all Liens except Permitted Liens. Upon the Closing, each Purchaser will have good and transferable title to its respective Transferred Assets, free and clear of any Liens except Permitted Liens.

(c)   Except as set forth in Schedule 3.19(c) of the Seller Disclosure Schedule, the Transferred Assets, together with the services to be provided under the Transition Services Agreement, comprise all of the assets necessary for the conduct of the Sale Business and are sufficient for the Purchasers to conduct the Sale Business from and after the Closing Date.

Section 3.20   Inventories Transferred. The inventories of Seller and its Subsidiaries used or held for use in the Sale Business are in good and marketable condition, and are saleable in the Ordinary Course of Business. The inventories of Seller and its Subsidiaries set forth in the Seller Balance Sheet were valued at the lower of cost (on a FIFO/LIFO basis) or market and were properly stated therein in accordance with GAAP consistently applied. Adequate reserves have been reflected in the Seller Balance Sheet for obsolete, excess, damaged, slow-moving or otherwise unusable inventory, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. The inventories of Seller and its Subsidiaries constitute sufficient quantities for the normal operation of business in accordance with past practice.

Section 3.21   Product Warranty. Except as set forth in Schedule 3.21 of the Seller Disclosure Schedule, Seller Product sold or delivered by Seller or any of the Subsidiaries in conducting the Sale Business has been in conformity with all product specifications and all express and implied warranties and in material compliance with all Applicable Laws. Neither Seller nor any Subsidiary has sold any products or delivered any services within the last two (2) years with respect to the Sale Business that included a warranty for a period of longer than two (2) years. Set forth on Schedule 3.21 is the approximate warranty expenses for Seller Products and the approximate product returns from distributors during the fiscal years ended March 31, 2007 and March 31, 2008.

Section 3.22   Customers and Suppliers.

(a)   Schedule 3.22(a) of the Seller Disclosure Schedule sets forth a list of the ten largest customers and the five largest suppliers of Seller and its Subsidiaries with respect to the Sale Business, as measured by the dollar amount of purchases therefrom or thereby, during the period between April 1, 2008 and December 31, 2008, showing the approximate total sales by Seller and its Subsidiaries to each such customer and the approximate total purchases by Seller and its Subsidiaries from each such supplier, during such period.

(b)   Except as set forth on Schedule 3.22(b) of the Seller Disclosure Schedule, since the Balance Sheet Date until the date hereof, (i) no customer or supplier listed on Schedule 3.22(a) of the Seller Disclosure Schedule has terminated its relationship with Seller or any of its Subsidiaries or materially reduced or materially changed the pricing or other terms of its business with Seller or any of its Subsidiaries and, (ii) to the Knowledge of Seller, no customer or supplier listed on Schedule 3.22(a) of the Seller Disclosure Schedule has notified Seller or its Subsidiaries that it intends to terminate or materially reduce or materially change the pricing or other terms of its business with Seller or any of its Subsidiaries.

Section 3.23   Foreign Corrupt Practices Act Compliance. Neither Seller nor any Subsidiary nor, to Seller's Knowledge, any director, officer, agent, employee or other authorized Person acting on behalf of Seller or any Subsidiary, has (a) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (b) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to foreign or domestic government officials, employees or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the 1934 Act, (c) accepted or received any unlawful contributions, payments, gifts or expenditures, or (d) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

Section 3.24   Import and Export Control Laws. Except as set forth in Schedule 3.24 of the Seller Disclosure Schedule, Seller and its Subsidiaries have with respect to the Sale Business, at all times as to which the applicable statute of limitations has not yet expired, conducted their import and export transactions materially in accordance with (a) all applicable U.S. import, export and re-export controls, including the Export Administration Act of 1979, as amended, and the Export Administration Regulations and the economic sanctions regulations implemented by the Office of Foreign Assets Control Regulations and (b) all other applicable import/export controls in other countries in which Seller or any of its Subsidiaries conducts business. Without limiting the foregoing with respect to the Sale Business:

(a)   Seller and its Subsidiaries have obtained, and are in compliance with, all export licenses, license exceptions and other consents, notices, approvals, orders, authorizations, declarations, classifications and filings with any U.S. Governmental Authority required for (i) the export and re-export of products, services and Technology and (ii) releases of Technology to foreign nationals located in the United States and abroad ("**Export Approvals**");

(b)   there are no pending or, to the Knowledge of Seller, threatened claims against Seller or any of its Subsidiaries with respect to such Export Approvals;

(c)   to the Knowledge of Seller, there are no actions, conditions or circumstances pertaining to Seller's or any Subsidiary's import or export transactions that may give rise to any future claims;

(d)   no Export Approvals with respect to the transactions contemplated hereby are required;

(e)   neither Seller, nor any Subsidiary is a party to any Contract or bid with, or has conducted business with (directly or, to the Knowledge of Seller, indirectly), any Person located in, or otherwise has any operations in Cuba, Myanmar (Burma), Iran, North Korea, Libya, Syria or Sudan;

(f)   Seller and its Subsidiaries have not received written notice from a Governmental Authority claiming or alleging that Seller or any Subsidiary was not in compliance with any Applicable Laws relating to the export of goods and services to any foreign jurisdiction against which the United States or the United Nations maintains sanctions or export controls, including applicable regulations of the United States Department of Commerce and the United States Department of State; and

(g)   neither Seller nor any Subsidiary has made any voluntary disclosures to, or has been subject to any fines, penalties or sanctions from, any Governmental Authority regarding any past import or export control violations.

Section 3.25   Insurance Policies. All insurance policies and fidelity bonds covering the Indian Subsidiary or relating specifically to the Indian Subsidiary, its assets, business, operations or employees (collectively, the "**Insurance Policies**") or renewals thereof are in full force and effect (a) for such amounts as are sufficient for all requirements of Applicable Law and all agreements to which Seller or any of its Subsidiaries is a party or by which it is bound and (b) which are in such amounts, with such deductibles and against such risks and losses, as reasonable for the Indian Subsidiary or its assets, business, operations or employees. Set forth in Schedule 3.25 of the Seller Disclosure Schedule is a list of all Insurance Policies held by or applicable to the Indian Subsidiary setting forth, in respect of each such Insurance Policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium. Except as set forth on Schedule 3.25 of the Seller Disclosure Schedule, there is no claim by Seller or any of its Subsidiaries pending under any of such Insurance Policies and no claim under any such Insurance Policies by Seller or any of its Subsidiaries has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all Insurance Policies have been paid when due, and Seller and its Subsidiaries are otherwise in material compliance with the terms of such Insurance Policies. To the Knowledge of Seller, no event has occurred which limits or impairs the rights of Seller or any of the Subsidiaries under any such Insurance Policies. The Seller is not aware of any threatened termination of, or material premium increase (other than with respect to customary annual premium increases) with respect to, or material alteration of coverage under, any Insurance Policy.

Section 3.26   Real Property Interests.

(a)   Schedule 3.26 of the Seller Disclosure Schedule contains a true, correct and complete list of all real property in which Indian Subsidiary has a leasehold interest (the "**Indian Subsidiary Leased Real Property**"), together with a list of all lease agreements (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each Indian Subsidiary Leased Real Property (each a "**Indian Subsidiary Lease**"). Each Indian Subsidiary Lease is legal, valid, binding, enforceable and in full force and effect and represents the entire agreement between the landlord and Seller with respect to such property. Neither Seller nor, to the Knowledge of Seller, any other party to such lease is in breach of or default under the Seller Lease, and, to the Knowledge of Seller, no event has occurred that, with notice or lapse of time, or both, would constitute a violation under the Seller Lease. The Transferred Assets include no other real property interest of any kind.

(b)   With respect to the Indian Subsidiary Leased Property, (i) the rent and all other sums payable under each Indian Subsidiary Lease have been paid to date, (ii) no security deposit or portion thereof deposited with respect to such Indian Subsidiary Lease has been applied in respect of a breach or default under such Indian Subsidiary Lease which has not been redeposited in full, (iii) all covenants and conditions contained in such Indian Subsidiary Lease or in any license, consent or other document entered into supplemental to such Indian Subsidiary Lease, on the part of the tenant and the landlord have been observed and performed to date and (iv) no breaches have been waived or acquiesced in and there are no rent reviews outstanding or exercisable by the lessor from a date prior to the Closing Date.

(c)   There are no contracts, written or oral, to which Indian Subsidiary is a party, granting to any party or parties the right of use or occupancy of any portion of the parcels of the Indian Subsidiary Real Property.

(d)   The Indian Subsidiary has not assigned, subleased, mortgaged, deeded in trust or otherwise transferred or encumbered any Indian Subsidiary Leased Property or any interest therein and there are no parties (other than Indian Subsidiary) in possession of the Indian Subsidiary Leased Property..

(e)   There are no outstanding disputes, claims, actions, demands or complaints in respect of any Indian Subsidiary Leased Property.

(f)   Neither the Indian Subsidiary nor any other party to any Indian Subsidiary Lease is in breach or default under such Indian Subsidiary Lease and there are no existing facts or conditions, which, with the giving of notice, the passage of time or both are reasonably likely to give rise to any such breach or default, or any claim against Indian Subsidiary or any other party to any Indian Subsidiary Lease other than the consent of the landlord of any Subsidiary Lease required in connection with the transactions contemplated hereby.

(g)   No event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute a breach or default under any Indian Subsidiary Lease by Indian Subsidiary or any other party to any Indian Subsidiary Lease, or permit the termination, modification or acceleration of rent under such Indian Subsidiary Lease other than the consent of the landlord of any Subsidiary Lease required in connection with the transactions contemplated hereby.

(h)   There are no forbearance programs in effect with respect to any Indian Subsidiary Lease.

(i)   All of the improvements situated in whole or in part on any Indian Subsidiary Leased Property are in operating condition, and a state of maintenance and repair consistent with industry standards, and are usable, adequate and sufficient for the uses to which they are put in the business and operations of Indian Subsidiary, normal wear and tear excepted.

Section 3.27   Retained Business. Seller has no current intent to sell, transfer or dispose of any material portion of the Excluded Assets after the Closing Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser, severally and not jointly, represents and warrants to Seller, on its own behalf only (except that Purchaser 2 Parent also represents and warrants on behalf of Purchaser 2), that:

Section 4.1   Corporate Existence and Power. Such Purchaser is a corporation duly organized, validly existing and in good standing under Delaware Law and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted and as currently proposed to be conducted.

Section 4.2   Corporate Authorization. Such Purchaser has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by such Purchaser in connection with the transactions contemplated by this Agreement (the "Purchasers Documents"), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Purchaser Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of such Purchaser. This Agreement has been, and each of the Purchaser Documents will be at or prior to the Closing, duly and validly executed and delivered by such Purchaser and this

Agreement constitutes, and each of the Purchaser Documents when so executed and delivered will constitute, legal, valid and binding obligations of such Purchaser enforceable against such Purchaser in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium and other similar Applicable Law affecting creditors' rights generally and by general principles of equity.

Section 4.3   Governmental Authorization. The execution, delivery and performance by such Purchaser of this Agreement or the Purchaser Documents, the compliance by such Purchaser with any of the provisions hereof and thereof, or the consummation by such Purchaser of the transactions contemplated hereby and thereby do not require any material Governmental Authorization or filing with, or notification to, any Governmental Authority, other than compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other U.S. state or federal securities laws.

Section 4.4   Non-contravention. The execution, delivery and performance by such Purchaser of this Agreement or the Purchaser Documents, the compliance by such Purchaser with any provisions hereof and thereof, or the consummation of the transactions contemplated hereby or thereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of such Purchaser, (b) assuming compliance with the matters referred to in Section 4.3, contravene, conflict with or result in a violation or breach of any material provision of any Applicable Law or Order, or (c) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which such Purchaser or any of its Subsidiaries is entitled under, any provision of any agreement or other instrument binding upon such Purchaser, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to prevent, materially delay or materially impair such Purchaser's ability to consummate the transactions contemplated by this Agreement.

Section 4.5   Litigation. There is no Proceeding pending against or, to the Knowledge of such Purchaser, threatened against or affecting, such Purchaser or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair such Purchaser's ability to consummate the transactions contemplated by this Agreement. Neither such Purchaser nor any of its Subsidiaries is subject to any Order against such Purchaser or any of its Subsidiaries or naming such Purchaser or any of its Subsidiaries as a party that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair such Purchaser's ability to consummate the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS OF SELLER AND PURCHASERS

Section 5.1   Non-Competition; Non-Solicitation; Confidentiality.

(a)   For a period from the date hereof until the fourth (4th) anniversary of the Closing Date, Seller shall not and shall cause its Subsidiaries and successors (including successors of Seller or any of its Subsidiaries or any assignee or purchaser of the Atlas Product Line or any material portion thereof) not to engage in a Restricted Business; provided, however, that the restrictions contained in this Section 5.1(a) shall not restrict the acquisition by Seller, directly or indirectly, of less than 2% of the outstanding capital stock of any publicly traded company engaged in a Restricted Business. The parties hereto specifically acknowledge and agree that the remedy at law for any breach of the foregoing will be inadequate and that each Purchaser, in addition to any other relief available to it, shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damage or posting any bond whatsoever.

(b) For a period from the date hereof to the second (2nd) anniversary of the Closing Date, Seller shall not and shall cause its Subsidiaries and, with respect to clause (i) below, successors (including successors of Seller or any of its Subsidiaries of any Qualifying Assets retained by Seller and its Subsidiaries after the Closing Date) and their respective employees not to: (i) cause, solicit, induce or encourage any Transferred Employees to leave employment with the Sale Business (other than through general advertising or other general solicitation not targeted to the Transferred Employees) or hire, employ or otherwise engage any such individual; provided, however, in respect of successors, those Transferred Employees in respect of whom the restrictions set forth in this Section 5.1(b) apply shall be limited to those listed on Schedule 5.1(b); or (ii) cause, induce or encourage any material actual client, customer, supplier or licensor of the Sale Business (including any existing or former customer of Seller or its Subsidiaries of the Sale Business) or any other Person who has a material business relationship with the Sale Business, to terminate or modify any such actual relationship; provided, however, the restrictions set forth in connection with clause (ii) shall apply to those entities listed in Schedule 1.1(c) to the extent such entities are successors to assets, other than in the ordinary course of business consistent with past practices, of the Seller and its Subsidiaries.

(c) For a period from the date hereof until the fourth (4th) anniversary of the Closing Date, Seller shall not and shall cause its Subsidiaries, Affiliates and successors (including successors of Seller or any of its Subsidiaries of any businesses retained by Seller and its Subsidiaries after the Closing Date) and their respective officers and directors in each case to whom such information is disclosed not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of such Purchaser or use or otherwise exploit for its own benefit or for the benefit of anyone other than such Purchaser, any Confidential Information (as defined below). Notwithstanding the foregoing, if Seller or any of its Subsidiaries receives a request or is required (by deposition, oral questions, interrogatory, request for documents, subpoena, governmental investigative demand or other legal or regulatory process) to disclose all or any part of the Confidential Information, Seller shall (i) promptly notify each Purchaser of the existence, terms and circumstances surrounding such a request, (ii) consult with each Purchaser on the advisability of taking legally available steps to resist or narrow such request, and (iii) cooperate with such Purchaser's efforts to seek a protective order or other appropriate remedy. If such protective order or other remedy is not obtained or if such Purchaser waives compliance with the provisions hereof in writing, Seller may disclose only that portion of Confidential Information that it is advised by counsel is required, by Applicable Law, to be disclosed, and shall cooperate with such Purchaser's efforts to obtain assurance that confidential treatment will be accorded such Confidential Information. For purposes of this Section 5.1(c), "**Confidential Information**" means any information with respect to the Sale Business, including methods of operation, customers, customer lists, products, prices, fees, costs, Technology, inventions, Trade Secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters. Confidential Information does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of this Agreement or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder. For the avoidance of doubt, Confidential Information shall not include the filing of this Agreement and the related transaction documents or a summary thereof with the Securities and Exchange Commission.

(d)   The covenants and undertakings contained in this Section 5.1 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 5.1 will cause irreparable injury to such Purchaser, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 5.1 will be inadequate. Therefore, such Purchaser will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 5.1 without the necessity of proving actual damages or posting any bond whatsoever. The rights and remedies provided by this Section 5.1 are cumulative and in addition to any other rights and remedies which such Purchaser may have hereunder or at law or in equity.

(e)   The parties hereto agree that, if any court of competent jurisdiction in a final nonappealable judgment determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 5.1 is unreasonable, arbitrary or against public policy, then a lesser time period, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

Section 5.2   Specific Performance for Necessary Assets. The representations and warranties contained in Sections 3.19(b) and (c) relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of Sections 3.19(b) and (c) will cause irreparable injury to Purchasers, the amount of which may be impossible to estimate or determine and which may not be adequately compensated. Accordingly, the remedy at law for any breach of Sections 3.19(b) and (c) may be inadequate. Therefore, each Purchaser will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Sections 3.19(b) and (c) without the necessity of proving actual damages or posting any bond whatsoever. The rights and remedies provided by this Section 5.2 are cumulative, nonexclusive and in addition to any other rights and remedies which such Purchaser may have hereunder or at law or in equity. At least ten (10) Business Days prior to filing any such request for specific performance with any court Purchaser shall notify Seller of such alleged breach and negotiate in good faith a transfer of the alleged necessary asset.

Section 5.3   Excluded Returns and Warranties. Each Purchaser (as applicable) shall provide reasonable notice to Seller of all returns of Seller Products from distributors prior to the six (6) month anniversary of the Closing Date and all warranty claims, in each case on Seller Products shipped or delivered on or before the Closing Date and shall provide Seller with a reasonable opportunity to approve any such return or warranty claim which it shall be obligated to do absent a reasonable and good faith dispute as to whether such return or warranty claim is permitted under the original terms of sale; provided, however, that if Seller shall fail to respond within ten (10) Business Days following the receipt of such notice from a Purchaser, Seller shall be deemed to have approved of such return or claim.

Section 5.4 Seller Possession of Transferred Assets. For as long as any Transferred Assets remain in the possession of Seller or its Subsidiaries, Seller shall, and shall cause its Subsidiaries to, hold the Transferred Assets in complete confidence and protect such Transferred Assets from harm or damage, exercising at least the same degree of care used to protect and restrict disclosure and use of the Seller's own confidential and proprietary information of a similar nature, but at least a reasonable degree of care.

ARTICLE VI

EMPLOYEE COVENANTS

Section 6.1 Employee Matters. The parties hereto agree that:

(a) Offers of Employment. Purchaser 1 or one of its Subsidiaries shall offer employment to all of the actively employed Business Employees listed on Schedule 6.1(a)(i) hereto (the "**P1 Offered Employees**") and Purchaser 2 or one of its Affiliates shall offer employment to all of the actively employed Business Employees listed on Schedule 6.1(a)(ii) hereto (the "**P2 Offered Employees**" and together with the P1 Offered Employees, the "**Offered Employees**"), such employment offers to become effective on or after the Closing. Each one of the Offered Employees who accepts any such offer and becomes an employee of such Purchaser or Affiliate of such Purchaser on or after the Closing, shall, as of the first day he or she commences employment with such Purchaser, be referred to as a "**Transferred Employee**." Purchaser 1 shall employ its Transferred Employees pursuant to the terms of the offer letters Purchaser 1 delivered to such Transferred Employees and Purchaser 2 shall employ its Transferred Employees pursuant to the terms of the offer letters Purchaser 2 delivered to such Transferred Employees. Effective as of the Closing, or upon commencement of employment with the Indian Entity, the Indian Entity shall provide each Indian Subsidiary Employee with the same compensation and health and welfare benefits as such employees has as of the Closing, including without limitation, full credit for the service of each Indian Subsidiary Employee to Seller as if such service had been performed with the Indian Entity with respect to eligibility under such benefits.

(b) Certain Liabilities. All Liabilities relating to all current or former Business Employees, including any Liabilities accrued under the U.S. Employee Benefit Plans, related to periods of employment prior to commencement of employment with the applicable Purchaser and including any severance costs with respect to termination of Business Employees in connection with the Closing shall remain with and be paid by Seller and its Affiliates. All claims, allegations, obligations, debts and liabilities relating to any Transferred Employees, which are attributable solely and exclusively to their employment with such Purchaser on or after the Closing shall be the exclusive responsibility of such Purchaser.

(c)   No Obligation to Maintain Employees or Plans. The terms of this Section 6.1 shall not entitle any Business Employee to remain in the employment of such Purchaser or its Affiliate or affect the right of such Purchaser or its Affiliate to terminate any Transferred Employee at any time, or affect the right of such Purchaser or its Affiliate to establish, modify or terminate any employee benefit plan or any benefit under any such plan at any time.

(d)   COBRA. Except as set forth in the following sentence, Seller and its Subsidiaries shall be exclusively responsible for complying with the Consolidated Omnibus Budge Reconciliation Act of 1985 ("**COBRA**") with respect to its employees (including the Transferred Employees) and their qualified beneficiaries by reason of such employee's termination of employment with Seller or its Subsidiaries, and such Purchaser or its Affiliate shall not have any obligation or Liability to provide rights under such act on account of any such termination of employment. The applicable Purchaser shall be solely responsible for COBRA obligations to Transferred Employees and their qualified beneficiaries, relating to qualifying events that occur after the Closing Date.

(e)   Payroll Taxes. Seller shall transfer to the applicable Purchaser or its Affiliate any records relating to withholding and payment of income, disability, unemployment, FICA, and similar taxes ("**Payroll Taxes**") with respect to wages paid by Seller during the 2009 calendar year to the applicable Transferred Employees. In accordance with the standard procedure described in Section 4 of the Internal Revenue Service Procedure 2004-53 and comparable state and local Payroll Tax laws, (i) the applicable Purchaser or its Affiliate and Seller shall report on predecessor/successor basis as set forth therein, (ii) Seller will not be relieved from filing a Form W-2 with respect to any Transferred Employees, and (iii) the applicable Purchaser or its Affiliate will undertake to file (or cause to be filed) a Form W-2 for each such Transferred Employee with respect to the portion of the year during which such Transferred Employees are employed by such Purchaser that includes the Closing Date, excluding the portion of such year that such Transferred Employee was employed by Seller.

(f)   Records. Seller shall make available to each Purchaser or its Affiliate all personnel records relating to its Transferred Employees to the extent permitted by Applicable Law.

(g)   Transferred Employee Vacation and Bonus Payout. Except with respect to any Indian Subsidiary Employee, on the Closing Date, or if later, the first day an Offered Employee becomes a Transferred Employee, Seller shall terminate such Transferred Employee and as soon as practicable following such date, but in any case in accordance with Applicable Law, shall pay to such Transferred Employee (i) the aggregate amount of vacation properly accrued under the vacation policy of Seller and (ii) the aggregate amount of bonuses accrued under any bonus policy of Seller. With respect to the Indian Subsidiary Employees, the Indian Subsidiary shall seek the resignation of each Indian Subsidiary Employee with the Indian Subsidiary effective as of the Closing Date, or such later time as the Indian Subsidiary and the India Entity agree, but in no case later than the end of the Transition Period. The Indian Subsidiary shall pay each Indian Subsidiary Employee one months salary as an inducement of such employees' resignation. To the extent any Indian Subsidiary Employee does not so resign, the Indian Subsidiary shall terminate such Indian Subsidiary Employees employment with the Indian Subsidiary. As soon as practicable following the effective date of such resignation or termination (as applicable), the Indian Subsidiary shall pay to such employee all amounts due to such employee pursuant to Applicable Law.

ARTICLE VII

COVENANTS OF PURCHASERS AND SELLER

The parties hereto agree that:

Section 7.1   Further Assurances. Subject to the terms and conditions of this Agreement, Seller and each Purchaser shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to effectuate the transactions contemplated by this Agreement, including (a) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (b) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to effectuate the transactions contemplated by this Agreement. Each Purchaser and Seller shall (i) promptly notify each other party hereto of any written or oral communication to that party or its Affiliates from any Governmental Authority and, subject to Applicable Law, permit each other party to review in advance any proposed written communication to any Governmental Authority, in each case concerning this Agreement or the transactions contemplated hereby, (ii) not agree to participate, or to permit its Affiliates to participate, in any substantive meeting or discussion with any Governmental Authority in respect of any filings, investigation or inquiry concerning this Agreement or the transactions contemplated hereby unless it consults with each other party in advance and, to the extent permitted by such Governmental Authority and consistent with the reasonably determined confidentiality obligations of each party, gives each other party the opportunity to attend and participate in such meeting, provided, that if the Governmental Authority does not permit such participation by the other parties, or if all parties agree that such joint participation would not be advisable, each party shall allow outside counsel for the other parties to attend and participate to the extent permitted by the Governmental Authority and (iii) furnish each other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of their respective staffs, on the other hand, concerning this Agreement and the transactions contemplated hereby.

Section 7.2   Public Announcements. Each Purchaser and Seller shall consult with each other party before issuing any press release, making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement, or schedule any such press conference or conference call before such consultation.

Section 7.3   Accounts Receivable. From and after the Closing, each Purchaser shall remit (a) to Seller all accounts receivable attributable to it under the terms of this Agreement and other related items that are included in the Excluded Assets that such Purchaser receives and (b) to the other Purchaser all accounts receivable attributable or arising out of such Purchaser's respective Transferred Assets. From and after the Closing, if Seller or any of its Subsidiaries shall receive payments in respect of accounts receivable attributable to or arising out of the Sale Business or the Transferred Assets with respect to the period after the Closing, then Seller shall promptly forward such payment to the applicable Purchaser.

ARTICLE VIII

INDEMNIFICATION

Section 8.1   Indemnification by Seller.

(a)   Subject to the limitations set forth in this ARTICLE VIII, Seller shall indemnify, hold harmless and reimburse each of the Purchasers, Purchasers' Affiliates and their respective directors, officers, employees, stockholders, members, partners, agents, attorneys, representatives, successors and assigns (collectively, the "**Indemnified Parties**") for all losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages (including incidental and consequential damages), interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, costs and expenses (including costs of investigation and defense and reasonable attorneys' and other professionals' fees), or any diminution in value, whether or not involving a third party claim (collectively, "**Damages**"), based upon, attributable to, arising out of or resulting from:

(i)   the failure of any of the representations or warranties made by Seller in this Agreement or in any Seller Document to be true and correct in all respects at and as of the date hereof;

(ii)   the breach of any covenant or other agreement on the part of Seller under this Agreement or in any Seller Document;

(iii)   any Excluded Asset or any Excluded Liability;

(iv)   (A) any employment-related liability (statutory or otherwise) with respect to employment or termination of employment of any Business Employee on or prior to the Closing Date (including liability for severance benefits related to termination by Seller) or (B) any liability relating to, arising under or in connection with any U.S. Employee Benefit Plan of Seller or its Affiliates, including any liability under COBRA, whether arising prior to, on or after the Closing Date; and

(v)   any Third Party Claim (as defined below) arising out of or resulting from clauses (i) through (iv) above.

Section 8.2   Procedure for Third Party Claims.

(a)   A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to Seller; provided, however, that (except as set forth in Section 8.3 below) failure to so notify the Seller shall not preclude the Indemnified Party from any indemnification which it may claim in accordance with this Article VIII.

(b)   In the event that any Proceedings shall be instituted or that any claim or demand, other than a claim, demand or Proceeding in respect of tax matters, which shall be governed by Section 8.2(c), shall be asserted by any third party in respect of which indemnification may be sought under Section 8.1(a) hereof (regardless of the limitations set forth in Section 8.3) ("**Third Party Claim**"), the Indemnified Party shall promptly cause written notice of the assertion of any Third Party Claim of which it has Knowledge which is covered by this indemnity to be forwarded to the Seller. The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the Seller's obligations with respect thereto except to the extent that Seller can demonstrate actual loss and prejudice as a result of such failure. Subject to the provisions of this Section 8.2, the Indemnified Party shall have the right to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Damages indemnified against by Seller hereunder. If the Indemnified Party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Damages indemnified against by Seller hereunder, it shall within five (5) days of the Indemnified Party's written notice of the assertion of such Third Party Claim (or sooner, if the nature of the Third Party Claim so requires) notify Seller of its intent to do so. In the event that Seller has not explicitly consented to any settlement of a Third Party Claim (which consent shall not be unreasonably withheld or delayed), any such settlement of a Third Party Claim by the Indemnified Party shall not be determinative of the existence of or amount of Damages relating to such claim. If the Indemnified Party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Damages indemnified against by Seller hereunder, Seller may defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the Indemnified Party defends any Third Party Claim, then Seller shall reimburse the Indemnified Party for the expenses of defending such Third Party Claim upon submission of periodic bills. If Seller shall assume the defense of any Third Party Claim, the Indemnified Party may participate, at its own expense, in the defense of such Third Party Claim; provided, however, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of Seller if (i) so requested by Seller to participate or (ii) in the reasonable opinion of counsel to the Indemnified Party a conflict or potential conflict exists between the Indemnified Party and Seller that would make such separate representation advisable; and provided, further, that Seller shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all indemnified parties in connection with any Third Party Claim. Each party hereto agrees to provide reasonable access to each other party to such documents and information as may reasonably by requested in connection with the defense, negotiation or settlement of any such Third Party Claim. Notwithstanding anything in this Section 8.2 to the contrary, neither the Indemnified Party nor Seller shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless the claimant (or claimants) provide to such other party an unqualified release from all liability in respect of the Third Party Claim.

(c)   With respect to any Taxes for which indemnification is sought pursuant to Section 8.1(a)(iii), the Seller shall, at its option, have full and exclusive authority to defend, adjust, compromise or settle any Third Party Claim in respect of such Taxes, including audits and other tax-related disputes, with any such compromise or settlement subject to the written approval of the Indemnified Party, which shall not be unreasonably withheld or delayed.

(d)   With respect to any Third Party Claim subject to indemnification under this ARTICLE VIII, the parties shall cooperate in such a manner as to preserve in full (to the extent practicable) the confidentiality of all confidential information and the attorney-client and work-product privileges. In connection therewith, each party agrees that: (i) it will use reasonable efforts, in respect of any Third Party Claim in which it has assumed or has participated in the defense, to avoid production of confidential information of the other party (consistent with Applicable Law and rules of procedure), and (ii) all communications between any parties hereto and counsel responsible for or participating in the defense of any Third Party Claim will, to the extent possible, be made so as to preserve an applicable attorney-client or work-product privilege.

Section 8.3   Claims Period; Limitation on Indemnification.

(a)   Survival. The representations and warranties of the Seller contained in this Agreement, any certificate delivered pursuant hereto or any Seller Document shall survive the Closing through and including the first anniversary of the Closing Date; provided, however, that the representations and warranties of Seller set forth in Section 3.2 (Corporate Authorization) and Section 3.19(b) and (c) (Assets Other than Real Property Interests; Sufficiency) shall survive the Closing indefinitely (in each case, the "**Survival Period**") ; provided, further, that the representations and warranties of Seller set forth in Section 3.12 (Taxes) shall survive ninety (90) days following the applicable statute of limitations; provided, further, that any obligations under Section 8.1(a) shall not terminate with respect to any Damages as to which the Indemnified Party shall have given notice to Seller in accordance with Section 8.2 before the termination of the applicable Survival Period.

(b)   Cap. Except with respect to fraud, intentional misrepresentation, and the representations and warranties of Seller set forth in Section 3.2 (Corporate Authorization) and Sections 3.19(b) and (c) (Assets Other than Real Property Interests; Sufficiency), Seller's aggregate indemnification obligations pursuant to Section 8.1(a)(i), and to the extent it relates to Section 8.1(a)(i), Section 8.1(a)(v), shall not exceed the Escrow Amount.

(c)   Tipping Basket. Seller shall not have any liability under Section 8.1(a)(i) and, to the extent it relates to Sections 8.1(a)(i), Section 8.1(a)(v) hereof, unless the aggregate amount of Damages incurred by the Indemnified Parties and indemnifiable thereunder based upon, attributable to or resulting from the failure of any of the representations or warranties to be true and correct exceeds $310,000 (the "**Indemnification Basket**") and, in such event, Seller shall be required to pay the entire amount of all such Damages; provided that the

Indemnification Basket limitation shall not apply to Damages related to fraud, intentional misrepresentation, and the failure to be true and correct of the representations and warranties set forth in Section 3.2 (Corporate Authorization) and Sections 3.19(b) and (c) (Assets Other than Real Property Interests; Sufficiency).

(d)   No Implied Waiver. The right to indemnification or any other remedy based on representations, warranties, covenants and agreements of Seller in this Agreement or any Seller Document shall not be affected by any investigation conducted by any Purchaser at any time, or any knowledge acquired (or capable of being acquired) by Purchaser at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement. The waiver by a Purchaser of any condition based on the accuracy of any representation or warranty of Seller, or on the performance of or compliance with such covenant or agreements of Seller, will not affect such Purchaser's right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

Section 8.4   Additional Limitations on Indemnification. The parties hereto agree that with respect to each indemnification obligation in this Agreement, all Damages shall be net of (a) any insurance proceeds (minus the premium costs of such insurance) which have been recovered by the Indemnified Party in connection with the facts giving rise to the right of indemnification under this Agreement and (b) any Tax benefit arising from such Damages actually received in the year of such Damages by the Indemnified Party minus all costs and expenses associated with obtaining such Tax benefit. The parties hereto agree that Seller shall have no indemnification obligation for any Damages to any Indemnified Party to the extent they are duplicative of Damages to any other Indemnified Party that is an Affiliate of such Indemnified Party or that they have already recovered under another provision of this Agreement.

Section 8.5   Exceptions to Exclusive Remedy. The parties hereto agree that nothing in this Agreement shall limit or impair the obligations of any party hereto under Applicable Law for Damages arising out of fraud, intentional misrepresentation by such party, violations of Section 5.1 and any Excluded Asset or any Excluded Liability.

Section 8.6   Duty to Mitigate Damages. The parties hereto agree that nothing in this Agreement shall limit or impair the obligations (if any) of any party hereto under Applicable Law or equitable principles to mitigate the Damages otherwise subject to indemnification under this Agreement.

Section 8.7   Tax Effect of Indemnification Payments. All indemnity payments made by Seller to the Indemnified Parties pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the Total Consideration.

Section 8.8   Exclusive Remedy. Subject to Section 8.5, the right to obtain indemnification pursuant to this ARTICLE VIII shall be the Indemnified Parties' sole and exclusive remedy against Seller for any breach by Seller of the terms of this Agreement, or any other claim or cause of action against any Seller, whether in contract, tort, under statute or otherwise arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

ARTICLE IX

<u>MISCELLANEOUS</u>

Section 9.1 <u>Notices</u>. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Purchaser 1, to:

Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, CA 94086
Attention: Mark Casper
Facsimile No.:   (408) 331-1473

with a copy to:

Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065
Attention: Craig W. Adas
Facsimile No.:   (650) 802-3100

if to Purchaser 2 or Purchaser 2 Parent, to:

Universal Electronics Inc.
6101 Gateway Drive
Cypress, CA 90630
Attention: Richard Firehammer, Jr.
Facsimile No.:   (440) 708-0721

with a copy to:

Jones Day
555 S. Flower Street
Los Angeles, CA 90071
Attention: Chelsea A. Grayson
Facsimile No.:   (213) 243-2539

if to Seller, to:

ZiLOG, Inc.
6800 Santa Teresa Blvd.
San Jose, CA 95119

Attention: Darin Billerbeck
Facsimile No.: (408) 513-1583

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301
Attention: Thomas Ivey
Facsimile No.: (650) 470-4570

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to each other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 9.2 Amendments and Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.3 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 9.4 Disclosure Schedule References. The parties hereto agree that any reference in a particular Section of the Seller Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of Seller that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties (or covenants, as applicable) of Seller that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties (or covenants, as applicable) are reasonably apparent on its face.

Section 9.5 Purchaser Liability. Notwithstanding any other provision of this Agreement to the contrary, Purchaser 1 shall not be liable to Seller for the acts of, obligations of or breach of any provision of this Agreement by Purchaser 2 and vice a versa. Notwithstanding any other provision of this Agreement to the contrary, Purchaser 2 Parent shall be liable to Seller for the acts of, obligations of or breach of any provision of this Agreement by Purchaser 2.

Section 9.6 Binding Effect; Benefit; Assignment.

(a)   The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)   No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that any Purchaser may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its Affiliates at any time; provided that such transfer or assignment shall not relieve such Purchaser of any of its obligations hereunder.

Section 9.7   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State.

Section 9.8   Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.1 shall be deemed effective service of process on such party.

Section 9.9   Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.10   Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.11   Entire Agreement. This Agreement, together with the Seller Documents and the Purchasers Documents, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to their subject matter.

Section 9.12   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.13   Specific Performance. Seller acknowledges and agrees that the breach of this Agreement would cause irreparable damage to Purchasers and that such Purchaser will not have an adequate remedy at law. Therefore, the obligations of Seller under this Agreement, including Seller's obligation to sell the Transferred Assets to the applicable Purchaser, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized representatives as of the day and year first above written.

Maxim Integrated Products, Inc.

By: /s/ Mark Casper
        Name: Mark Casper
        Title: Associate General Counsel, Secretary

UEI Electronics Private Limited

By: /s/ Mark S. Kopaskie
        Name: Mark S. Kopaskie
        Title: Director

UEI Cayman Inc.

By: /s/ Mark S. Kopaskie
        Name: Mark S. Kopaskie
        Title: Director

Universal Electronics Inc.

By: /s/ Bryan Hackworth
        Name: Bryan Hackworth
        Title: Chief Financial Officer

ZiLOG, Inc.

By: /s/ Darin G. Billerbeck
        Name: Darin G. Billerbeck
        Title: President and Chief Executive Officer

ZiLOG India Electronics Pvt Ltd

By: /s/ Perry Grace
        Name: Perry Grace
        Title: Chief Financial Officer